UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Nine Months Ended September 30, 2016

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	5
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	6
Consolidated Statements of Financial Position as of December 31, 2015 and September 30, 2016	8
Consolidated Income Statements for the Three and Nine Months Ended September 30, 2015 and 2016	9
Consolidated Statements of Cash Flow for the Three and Nine Months Ended September 30, 2015 and 2016	10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	15
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	31
PART II - OTHER INFORMATION	77
LEGAL PROCEEDINGS	77
RISK FACTORS	77

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016 the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Divestment transaction

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco which provide services to the Spanish market are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

Based on the Share Sale and Purchase Agreement, Atento Teleservicios España accrued a reserve in the amount of $3,106 thousand dollars as a guarantee to the buyer any potential for a future indemnity it might be responsible for resulting from events that occurred before the sale.

The Morocco Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America.

Acquisition transaction

On September 2, 2016, the Company through its direct subsidiary Atento Brasil S.A. acquired 81.4885%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$28.1 million ($8.6 million).

The combination of Atento S.A. and RBrasil creates the largest provider of collection services in Brazil with 7,000 professionals with strong collections know-how and expertise, optimally positioning Atento to expand its share of the $2.7 billion collections market in Latin America. Other benefits include:

•         Providing new and existing clients with a fully integrated platform, delivering customized collections solutions.

•         Enhancing the effectiveness of collections solutions with the extensive use of technology, business intelligence and analytics capabilities.

•         Drives consolidation in this highly fragmented and compelling market in Latin America.

For further information about the Company, see the “Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2016” accompanying this interim report on Form 6-K (“Interim Report”).

In this Interim Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

Comparative information of the unaudited interim consolidated financial statements refer to the three and nine months ended September 30, 2015 and 2016, except for the statements of financial position, which compares information as of December 31, 2015 and September 30, 2016.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2015		2015		2016
	Average FY	December 31	Average Q3	September 30	Average Q3	September 30
Euro (EUR)	0.93	0.92	0.90	0.89	0.90	0.90
Brazil (BRL)	3.34	3.90	3.55	3.97	3.25	3.25
Mexico (MXN)	15.88	17.25	16.44	16.91	18.76	19.38
Colombia (COP)	2,745.55	3,153.54	2,940.48	3,121.32	2,948.13	2,880.60
Chile (CLP)	654.76	710.16	677.29	698.72	661.47	658.02
Peru (PEN)	3.19	3.41	3.21	3.22	3.34	3.40
Argentina (ARS)	9.26	13.04	9.25	9.42	14.94	15.31

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim financial statements for the nine months ended September 30, 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

As described in Note 4 of the Interim Financial Statements, included elsewhere in this Interim Report, the accounting policies adopted in preparation of the Interim Financial Statements for the nine months ended September 30, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2015.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table presents a summary of the Interim Financial Statements for the periods indicated and should be read in conjunction with the section of this Interim Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” as well as with the Interim Financial Statements included elsewhere in this Interim Report.

	For the three months ended September 30,		Change	Change excluding	For the nine months ended September 30,		Change	Change excluding
($ millions)	2015	2016	(%)	FX (%)	2015	2016	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	465.5	443.7	(4.7)	(3.3)	1,497.1	1,315.5	(12.1)	(0.5)
Profit/(loss) from continuing operations	17.4	(0.5)	(102.9)	(102.9)	44.4	(13.4)	(130.2)	(133.3)
Loss from discontinued operations	(0.7)	(3.2)	N.M.	N.M.	(0.7)	(3.2)	N.M.	N.M.
Profit/(loss) for the period	16.7	(3.7)	(122.2)	(122.4)	43.7	(16.6)	(138.0)	(142.0)
EBITDA (1)	58.9	49.4	(16.1)	(14.7)	172.4	132.7	(23.0)	(12.5)
Adjusted EBITDA (1)	65.1	60.5	(7.1)	(6.5)	185.5	163.3	(12.0)	(1.0)
Adjusted Earnings (2)	23.0	14.6	(36.5)	(36.8)	54.1	33.2	(38.6)	(31.8)
Adjusted Earnings per share (in U.S. dollars) (3)	0.31	0.20	(35.5)	(35.5)	0.73	0.45	(38.4)	(31.8)
Free cash flow (4)	16.7	32.7	95.8	N.M.	(61.6)	2.9	(104.7)	(106.8)
Capital Expenditure (5)	(16.2)	(9.4)	(42.0)	(43.7)	(83.1)	(24.4)	(70.6)	(66.9)
Payments for acquisition of property, plant, equipment and intangible assets (6)	(23.4)	(15.8)	(32.5)	(18.6)	(60.7)	(56.3)	(7.2)	12.8
Total Debt	572.7	613.9	7.2	(1.9)	572.7	613.9	7.2	(1.9)
Cash and cash equivalents	174.7	177.9	1.8	(2.9)	174.7	177.9	1.8	(2.9)
Net debt with third parties (7)	398.0	436.0	9.5	(1.4)	398.0	436.0	9.5	(1.4)

N.M. means not meaningful

(1)        In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs, financing and IPO fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

             EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

             EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

             See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)        In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the period from continuing operations adjusted for certain acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, asset impairments, site relocation costs, financing and IPO fees, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

 Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)        Adjusted Earnings per share is calculated based on 73,786,225 weighted average number of ordinary shares outstanding as of September 30, 2016 and 73,648,760 as of September 30, 2015.

(4)        We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. The free cash flow does not include cash impacts of acquisition and or divestments.

 (5)       We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

             Capital expenditure for the nine months ended September 30, 2015 reflects the acquisition by Atento of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

(6)        Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(7)        In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total Debt less cash, cash equivalents (net of any outstanding bank overdrafts).

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See “Selected Historical Financial Information” for a reconciliation of Total Debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to Net debt with third parties is Total Debt.

Consolidated Statements of Financial Position as of December 31, 2015 and September 30, 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31,	September 30,
	2015	2016
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	768,704	789,043
Intangible assets	226,260	232,562
Goodwill	124,007	132,005
Property, plant and equipment	191,678	167,014
Non-current financial assets	118,923	137,554
Deferred tax assets	107,836	119,908

CURRENT ASSETS	609,712	649,383
Trade and other receivables	424,923	470,086
Other current financial assets	769	1,429
Cash and cash equivalents	184,020	177,868

TOTAL ASSETS	1,378,416	1,438,426

EQUITY AND LIABILITIES

TOTAL EQUITY	397,791	403,896
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	(529)
OWNERS OF THE PARENT COMPANY	397,791	404,425

NON-CURRENT LIABILITIES	664,046	687,017
Deferred tax liabilities	56,062	50,681
Debt with third parties	535,277	561,075
Derivative financial instruments	684	141
Non-current provisions	55,020	72,773
Non-current non trade payables	16,002	1,218
Other non-current taxes payable	1,001	1,129

CURRENT LIABILITIES	316,579	347,513
Debt with third parties	40,289	52,825
Trade and other payables	264,848	283,885
Current provisions	11,442	10,803
TOTAL EQUITY AND LIABILITIES	1,378,416	1,438,426

Consolidated Income Statements for the Three and Nine Months Ended September 30, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		Change excluding FX (%)	For the nine months ended September 30,		Change excluding FX (%)
	2015 *	2016		2015 *	2016
	(unaudited)			(unaudited)
Revenue	465,548	443,722	(3.3)	1,497,183	1,315,493	(0.5)
Other operating income	702	1,869	N.M.	2,014	3,361	88.9
Own work capitalized	1	24	N.M.	(15)	28	N.M.
Other gains	-	(14)	N.M.	-	-	N.M.
Operating expenses:
Supplies	(20,645)	(16,784)	(16.4)	(60,105)	(46,988)	(10.5)
Employee benefit expenses	(329,539)	(323,647)	(0.1)	(1,084,605)	(980,418)	2.3
Depreciation	(11,215)	(11,574)	2.7	(37,685)	(34,435)	2.7
Amortization	(12,105)	(13,395)	10.7	(40,142)	(37,510)	3.6
Changes in trade provisions	(422)	(140)	(75.0)	(926)	(446)	(50.0)
Other operating expenses	(56,733)	(55,641)	(2.5)	(180,959)	(158,285)	(1.8)
Total operating expenses	(430,659)	(421,181)	(0.9)	(1,404,422)	(1,258,082)	1.3

Operating profit	35,592	24,420	(29.3)	94,760	60,800	(25.9)

Finance income	4,855	2,272	(54.9)	12,677	4,428	(60.7)
Finance costs	(17,915)	(21,963)	18.9	(58,000)	(59,764)	14.3
Change in fair value of financial instruments	512	(102)	(120.0)	17,798	561	N.M.
Net foreign exchange gain/(loss)	3,059	(2,480)	N.M.	(3,157)	(15,231)	N.M.
Net finance expense	(9,489)	(22,273)	145.1	(30,682)	(70,006)	N.M.
Profit/(loss) before tax	26,103	2,147	(91.7)	64,078	(9,206)	(116.4)
Income tax expense	(8,697)	(2,635)	(68.3)	(19,611)	(4,149)	(75.0)
Profit/(loss) from continuing operations	17,406	(488)	(102.9)	44,467	(13,355)	(133.3)
Discontinued Operations:
Loss from discontinued operations	(723)	(3,206)	N.M.	(723)	(3,206)	N.M.
Profit/(loss) for the period	16,683	(3,694)	(122.4)	43,744	(16,561)	(142.0)
Profit/(loss) attributable to:
Owners of the parent	16,683	(3,782)	(123.0)	43,744	(16,649)	(142.3)
Non-controlling interest	-	88	N.M.	-	88	N.M.
Basic result per share from continuing operations (in U.S. dollars) (**)	0.24	(0.01)	N.M.	0.60	(0.18)	N.M.
Basic result per share from discontinued operations (in U.S. dollars) (**)	(0.01)	(0.04)	N.M.	(0.01)	(0.04)	N.M.

(*) Restated, excluding discontinued operations - Morocco

(**) The basic result per share, for the period presented in the table above, was calculated based on the weighted average number of ordinary shares of 73,786,225 as of September 30, 2016. For the period ended September 30, 2015 the weighted average number of ordinary shares outstanding was 73,648,760.

N.M. means not meaningful

Consolidated Statements of Cash Flow for the Three and Nine Months Ended September 30, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2016	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax, including discontinued operations	25,454	2,147	63,429	(9,206)
Adjustments to profit/(loss):
Amortization and depreciation	24,331	24,969	78,838	71,945
Impairment allowances	421	140	925	446
Change in provisions	1,580	9,396	1,463	11,916
Grants released to income	(119)	(129)	(365)	(352)
Losses on disposal of fixed assets	28	189	506	777
Finance income	(4,855)	(2,272)	(12,677)	(4,428)
Finance costs	17,934	21,963	58,019	59,764
Net foreign exchange differences	(3,034)	2,480	3,182	15,231
Change in fair value of financial instruments	(512)	102	(17,798)	(561)
Own work capitalized	(1)	(24)	15	(28)
Changes in other gains	-	(3,173)	1,033	(2,848)
	35,773	53,641	113,141	151,862

Changes in working capital:
Changes in trade and other receivables	(6,035)	16,809	(98,188)	259
Changes in trade and other payables	6,929	(11,103)	(65)	23,332
Other assets/(payables)	(5,899)	11,951	(23,528)	(22,322)
	(5,005)	17,657	(121,781)	1,269

Other cash flow from operating activities
Interest paid	(14,683)	(15,450)	(48,032)	(50,848)
Interest received	6,866	1,454	15,242	777
Income tax paid	(5,571)	(5,117)	(12,972)	(19,323)
Other payments	(4,136)	(6,068)	(12,300)	(16,382)
	(17,524)	(25,181)	(58,062)	(85,776)
Net cash flow from/(used in) operating activities	38,698	48,264	(3,273)	58,149
Investment activities
Payments for acquisition of intangible assets	(2,806)	(5,048)	(15,137)	(24,392)
Payments for acquisition of property, plant and equipment	(20,587)	(10,713)	(45,556)	(31,957)
Acquisition of subsidiaries	-	(8,638)	-	(8,638)
Disposals of intangible assets	196	116	732	956
Disposals of property, plant and equipment	1,217	43	1,631	105
Disposals of financial instruments	-	-	26,866	-
Proceeds from sale of subsidiaries	-	2,029	-	2,029
Net cash flow used in investment activities	(21,980)	(22,211)	(31,464)	(61,897)
Financing activities
Proceeds from borrowing from third parties	-	-	29,239	-
Repayment of borrowing from third parties	(1,723)	(5,611)	(1,723)	(12,693)
Net cash flow provided by/(used in) financing activities	(1,723)	(5,611)	27,516	(12,693)
Net increase/(decrease) in cash and cash equivalents	14,995	20,442	(7,221)	(16,441)

Exchange differences	(13,421)	(2,092)	(29,563)	10,289

Cash and cash equivalents at beginning of period	173,082	159,518	211,440	184,020
Cash and cash equivalents at end of period	174,656	177,868	174,656	177,868

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($in millions)	2015	2016	2015	2016
	(unaudited)

Profit/(loss) from continuing operations	17.4	(0.5)	44.4	(13.4)
Net finance expense	9.5	22.3	30.7	70.1
Income tax expense	8.7	2.6	19.6	4.1
Depreciation and amortization	23.3	25.0	77.7	71.9
EBITDA (non-GAAP)	58.9	49.4	172.4	132.7
Acquisition and integration related costs (a)	-	-	0.1	-
Restructuring costs (b)	3.9	6.2	7.6	19.1
Site relocation costs (c)	-	0.7	0.5	6.5
Financing and IPO fees (d)	-	-	0.3	-
Asset impairments and Other (e)	2.3	4.2	4.6	5.0
Total non-recurring items (*)	6.2	11.1	13.1	30.6
Adjusted EBITDA (non-GAAP)	65.1	60.5	185.5	163.3

(*)           Looking at our non-recurring items, our original guidance for the year was $15 million, however we have increased this to roughly $37 million due higher investments to rationalize and improve our cost structure as a results of exceptional and severe macroeconomic in some of the key Markets. These non-recurring investments fall primarily into three buckets:

•         The first includes investments to lower our variable cost structure to align with sustained macro-driven declines in volume, particularly in Brazil, Argentina and Spain. As you know, about 70 percent of our cost structure is labor. When volumes decline it is imperative we take swift action to adjust our cost structure and protect profitability. Year-to-date we have invested $11.2 million in these activities. We expect these adjustments due to the exceptional macro circumstances continue over fourth quarter of 2016, but in most cases like Brazil, will not continue in 2017.

•         The second bucket are investments in Brazil to relocate and consolidate our sites from to lower costs locations. We started this program in 2014 when 53 percent of our centers were in Tier 2 cities. When we end this program at the end of this year, 63.1% of our centers will be in Tier 2 cities. Year-to-date we have invested $7.9 million in these activities.

•         The third bucket are investments to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes. This is a key enabler of improved margins for us in the future. This year we implemented plans that, by the mid of Fiscal 2017, will reduce our fixed costs, or overhead, by 12 to 15 percent. Year-to-date we have invested $6.4 million in these activities, and expect to invest additional $15 million over the next four quarters.

(a)     Acquisition and integration related costs incurred during the nine months ended September 30, 2015 are costs primarily related to an SAP IT transformation project implemented to drive financial and operational improvements.

(b)     Restructuring costs incurred during the three and nine months ended September 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core operation results. Restructuring costs incurred for the three months ended September 30, 2015 relate mainly to actions taken to lower variable costs, including labor, in Brazil and EMEA to align with lower volumes driven by the impacts of protracted macroeconomic pressures.  Restructuring costs incurred for the three months ended September 30, 2016 relate mainly to actions taken to lower variable costs, including labor, in Brazil, Spain and Argentina to align with lower volumes driven by the impacts of protracted macroeconomic pressures and a restructuring program to lower our overhead structure in Peru, Chile, Colombia, Mexico and Central America. We expect these adjustments due to exceptional macro circumstances continue over fourth quarter 2016, but in most cases like Brazil and Argentina, will not continue in 2017.

(c)     Site relocation costs for the three and nine months ended September 30, 2015 include costs associated with our strategic initiative, to relocate call centers in Brazil from tier 1 to tier 2 cities to achieve efficiencies through lower rental costs, lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and nine months ended September 30, 2016 relate to the site closing in Brazil in connection with the site relocation program, which is, to relocate and consolidate our sites from to lower costs locations. The company expects to complete this program in Brazil by the end of fiscal 2016. The investments are to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes.

(d)     Financing and IPO fees for the nine months ended September 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(e)     Asset impairments and other costs incurred for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) of efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million). Asset impairments and other costs incurred for the three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($in millions)	2015	2016	2015	2016
	(unaudited)
Profit/(loss) attributable to equity holders of the parent	17.4	(0.5)	44.4	(13.4)
Acquisition and integration related costs (a)(*)	-	-	0.1	-
Amortization of acquisition related intangible assets (b)	7.0	6.5	21.6	17.9
Restructuring costs (c)(*)	3.9	6.2	7.6	19.1
Site relocation costs (d)(*)	-	0.7	0.5	6.5
Financing and IPO fees (e)(*)	-	-	0.3	-
Asset impairments and Other (f)(*)	2.3	4.2	4.6	5.0
Net foreign exchange gain on financial instruments (g)	(0.5)	0.1	(17.8)	(0.6)
Net foreign exchange impacts (h)	(3.0)	2.5	3.2	15.3
Tax effect (i)	(4.1)	(5.1)	(10.4)	(16.6)
Total of add-backs	5.6	15.1	9.7	46.6
Adjusted Earnings (non-GAAP) (unaudited)	23.0	14.6	54.1	33.2
Adjusted basic Earnings per share (in U.S. dollars) (unaudited) (**)	0.31	0.20	0.73	0.45

(*)           Looking at our non-recurring items, our original guidance for the year was $15 million, however we have increased this to roughly $37 million due higher investments to rationalize and improve our cost structure as a results of exceptional and severe macroeconomic in some of the key Markets. These non-recurring investments fall primarily into three buckets:

•         The first includes investments to lower our variable cost structure to align with sustained macro-driven declines in volume, particularly in Brazil, Argentina and Spain. As you know, about 70 percent of our cost structure is labor. When volumes decline it is imperative we take swift action to adjust our cost structure and protect profitability. Year-to-date we have invested $11.2 million in these activities. We expect these adjustments due to the exceptional macro circumstances continue over fourth quarter of 2016, but in most cases like Brazil, will not continue in 2017.

•         The second bucket are investments in Brazil to relocate and consolidate our sites from to lower costs locations. We started this program in 2014 when 53 percent of our centers were in Tier 2 cities. When we end this program at the end of this year, 63.1% of our centers will be in Tier 2 cities. Year-to-date we have invested $7.9 million in these activities.

•         The third bucket are investments to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes. This is a key enabler of improved margins for us in the future. This year we implemented plans that, by the mid of Fiscal 2017, will reduce our fixed costs, or overhead, by 12 to 15 percent. Year-to-date we have invested $6.4 million in these activities, and expect to invest additional $15 million over the next four quarters.

(a)      Acquisition and integration related costs incurred during the nine months ended September 30, 2015 are costs primarily related to an SAP IT transformation project implemented to drive financial and operational improvements.

(b)     Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated to be nine years.

(c)     Restructuring costs incurred during the three and nine months ended September 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core operation results. Restructuring costs incurred for the three months ended September 30, 2015 relate mainly to actions taken to lower variable costs, including labor, in Brazil and EMEA to align with lower volumes driven by the impacts of protracted macroeconomic pressures.  Restructuring costs incurred for the three months ended September 30, 2016 relate mainly to actions taken to lower variable costs, including labor, in Brazil, Spain and Argentina to align with lower volumes driven by the impacts of protracted macroeconomic pressures and a restructuring program to lower our overhead structure in Peru, Chile, Colombia, Mexico and Central America. We expect these adjustments due to exceptional macro circumstances continue over fourth quarter 2016, but in most cases like Brazil and Argentina, will not continue in 2017.

(d)     Site relocation costs for the three and nine months ended September 30, 2015 include costs associated with our strategic initiative, to relocate call centers in Brazil from tier 1 to tier 2 cities to achieve efficiencies through lower rental costs, lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and nine months ended September 30, 2016 relate to the site closing in Brazil in connection with the site relocation program, which is, to relocate and consolidate our sites from to lower costs locations. The company expects to complete this program in Brazil by the end of fiscal 2016. The investments are to drive a sustainable lower-cost and more competitive operating model, specially due to the impacts of the exceptional macro circumstances in the operational volumes.

(e)     Financing and IPO fees for the nine months ended September 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(f)      Asset impairments and other costs for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) of efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million). Asset impairments and other costs incurred for the three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

(g)     As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 $13.0 million was reversed from equity to profit/(loss) as a result of the Company designating the foreign currency risk on certain of its subsidiaries as net investment hedges, using financial instruments as hedging items.

(h)     As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange impacts, which eliminates the volatility related to foreign exchange variances from our operational results.

(i)       The tax effect represents the tax impact of the total adjustments based on tax rate of 25.2% for the period from July 1, 2016 to September 30, 2016, 30.4% for the period from July 1, 2015 to September 30, 2015, 26.3% for the period from January 1, 2016 to September 30, 2016 and 29.4% for the period from January 1, 2015 to September 30, 2015.

(**) The Adjusted Earnings per share, for the period presented, was calculated based on the weighted average number of ordinary shares outstanding of 73,786,225 as of September 30, 2016. For the period ended September 30, 2015 the weighted average number of ordinary shares outstanding was 73,648,760.

Financing Arrangements

Certain of our debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of September 30, 2016, the current ratio was 2.69.

2.       Fixed Charge Coverage Ratio (applies to the Restricted Group) – measure the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of September 30, 2016, the current ratio was 3.6.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.5 times the Brazilian EBITDA. As of September 30, 2016, the current ratio was 1.69. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of September 30, 2016, we were in compliance with the terms of our covenants.

	As of September 30,
($in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016
	(unaudited)
Cash and cash equivalents	174.7	177.9
Debt:
7.375% Senior Secured Notes due 2020	295.9	297.4
Brazilian Debentures	172.4	211.8
Contingent Value Instrument	35.5	24.0
Finance Lease Payables	4.7	3.8
Other Borrowings	64.2	76.9
Total Debt	572.7	613.9
Net debt with third parties (1) (unaudited)	398.0	436.0
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	271.8	227.5
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.5x	1.9x

(1)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Interim Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Interim Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward-looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and “Cautionary Statement with respect to Forward Looking Statements” in our Annual Report on Form 20-F (the “20-F”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the Interim Financial Statements and the related notes included herein. The Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Interim Report, particularly under “Cautionary Statement with respect to Forward Looking Statements” and the section entitled “Risk Factors” in the 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and among the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 148,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing our client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the nine months ended September 30, 2016, Brazil accounted for

45.8% of our revenue, Americas accounted for 41.5% of our revenue and EMEA accounted for 12.8% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended September 30, 2016, Brazil accounted for 49.0% of our revenue, Americas accounted for 40.5% of our revenue and EMEA accounted for 10.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 91,467 as of September 30, 2015 to 88,908 as of September 30, 2016. In general, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we are able to then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in Tier 2 cities increased 6.2%, from 56.4% for the nine months ended September 30, 2015 to 62.6% for the nine months ended September 30, 2016, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of September 30, 2015 and 2016:

	Number of Workstations		Number of Service Delivery Centers (1)
	2015	2016	2015	2016
	(unaudited)
Brazil	49,379	45,963	33	31
Americas	34,474	37,348	47	51
Argentina (2)	3,705	3,674	11	11
Central America (3)	2,445	2,624	5	5
Chile	2,279	2,665	2	3
Colombia	6,306	7,669	8	9
Mexico	9,676	10,153	15	16
Peru	8,753	9,253	3	4
United States (4)	1,310	1,310	3	3
EMEA	7,614	5,597	18	14
Morocco (5)	2,039	-	4	-
Spain	5,575	5,597	14	14
Total	91,467	88,908	98	96

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

(5)     Operations in Morocco were divested on September 30, 2016 – see detailed figures of Morocco in Note 7 “Discontinued Operations” of the interim financial statements.

For the three and nine months ended September 30, 2016, revenue generated from our 15 largest client groups represented 80.4% and 80.9% of our revenue, respectively, as compared to 83.4% and 83.9%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and nine months ended September 30, 2016 our next 15 largest client groups represented, 39.0% and 38.5%, respectively, as compared to 39.1% and 39.2%, respectively, in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the nine months ended September 30, 2016, CRM BPO solutions and individual services comprised approximately 24.7% and 75.3% of our revenue, respectively. For the same period in 2015, CRM BPO solutions and individual services comprised approximately 23.8% and 76.2% of our revenue, respectively. For the three months ended September 30, 2016 CRM BPO solutions and individual services comprised approximately 24.7% and 75.3% of our revenue, respectively. For the same period in 2015, CRM BPO solutions and individual services comprised approximately 23.9% and 76.1% of our revenue, respectively.

During the nine months ended September 30, 2016, telecommunications represented 49.0% of our revenue and financial services represented 34.9% of our revenue, compared to 49.6% and 35.2%, respectively, for the same period in 2015. Additionally, during the nine months ended September 30, 2015 and 2016 the sales by service were:

	For the nine months ended September 30,
	2015	2016

Customer Service	47.9%	49.8%
Sales	18.2%	16.0%
Collection	10.4%	9.9%
Back Office	9.6%	10.6%
Technical Support	10.6%	9.5%
Others	3.3%	4.2%
Total	100.0%	100.0%

During the three months ended September 30, 2016, telecommunications represented 48.5% of our revenue and financial services represented 35.5% of our revenue, compared to 49.4% and 36.0%, respectively, for the same period in 2015. Additionally, during the three months ended September 30, 2015 and 2016 the sales by service were:

	For the three months ended September 30,
	2015	2016

Customer Service	47.0%	50.2%
Sales	18.2%	15.3%
Collection	10.9%	9.4%
Back Office	10.2%	11.2%
Technical Support	10.5%	9.6%
Others	3.2%	4.3%
Total	100.0%	100.0%

Consolidated Income Statements for the Three and Nine Months Ended September 30, 2015 and 2016

($in millions, except percentage changes)	For the three months ended September 30,		Change	Change excluding	For the nine months ended September 30,		Change	Change excluding
	2015 *	2016	(%)	FX (%)	2015 *	2016	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	465.5	443.7	(4.7)	(3.3)	1,497.1	1,315.5	(12.1)	(0.5)
Other operating income	0.7	1.9	N.M.	N.M.	2.0	3.4	70.0	88.9
Operating expenses:
Supplies	(20.7)	(16.8)	(18.8)	(16.4)	(60.1)	(47.0)	(21.8)	(10.5)
Employee benefit expenses	(329.5)	(323.6)	(1.8)	(0.1)	(1,084.6)	(980.4)	(9.6)	2.3
Depreciation	(11.2)	(11.6)	3.6	2.7	(37.6)	(34.4)	(8.5)	2.7
Amortization	(12.1)	(13.4)	10.7	10.7	(40.1)	(37.5)	(6.5)	3.6
Changes in trade provisions	(0.4)	(0.1)	(75.0)	(75.0)	(0.9)	(0.4)	(55.6)	(50.0)
Other operating expenses	(56.7)	(55.7)	(1.8)	(2.5)	(181.1)	(158.4)	(12.5)	(1.8)
Total operating expenses	(430.6)	(421.2)	(2.2)	(0.9)	(1,404.4)	(1,258.1)	(10.4)	1.3
Operating profit	35.6	24.4	(31.5)	(29.3)	94.7	60.8	(35.8)	(25.9)
Finance income	4.9	2.3	(53.1)	(54.9)	12.7	4.4	(65.4)	(60.7)
Finance costs	(17.9)	(22.0)	22.9	18.9	(58.0)	(59.8)	3.1	14.3
Change in fair value of financial instruments	0.5	(0.1)	(120.0)	(120.0)	17.8	0.6	(96.6)	N.M.
Net foreign exchange gain/(loss)	3.0	(2.5)	N.M.	N.M.	(3.2)	(15.3)	N.M.	N.M.
Net finance expense	(9.5)	(22.3)	134.7	145.1	(30.7)	(70.1)	128.3	N.M.
Profit/(loss) before tax	26.1	2.1	(92.0)	(91.7)	64.0	(9.3)	(114.5)	(116.4)
Income tax expense	(8.7)	(2.6)	(70.1)	(68.3)	(19.6)	(4.1)	(79.1)	(75.0)
Profit/(loss) from continuing operations	17.4	(0.5)	(102.9)	(102.9)	44.4	(13.4)	(130.2)	(133.3)
Discontinued operations:
Loss from discontinued operations	(0.7)	(3.2)	N.M.	N.M.	(0.7)	(3.2)	N.M.	N.M.
Profit/(loss) for the period	16.7	(3.7)	(122.2)	(122.4)	43.7	(16.6)	(138.0)	(142.0)
Profit/(loss) attributable to:
Owners of the parent	16.7	(3.8)	(122.8)	(123.0)	43.7	(16.7)	(138.2)	(142.3)
Non-controlling interest	-	0.1	N.M.	N.M.	-	0.1	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	58.9	49.4	(16.1)	(14.7)	172.4	132.7	(23.0)	(12.5)
Adjusted EBITDA (1) (unaudited)	65.1	60.5	(7.1)	(6.5)	185.5	163.3	(12.0)	(1.0)

(*) Restated, excluding discontinued operations - Morocco
(1) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three and Nine Months Ended September 30, 2015 and 2016
($in millions, except percentage changes)	For the three months ended September 30,		Change	Change Excluding	For the nine months ended September 30,		Change	Change Excluding
	2015 *	2016	(%)	FX (%)	2015 *	2016	(%)	FX (%)
	(unaudited)
Revenue:
Brazil	216.5	217.2	0.3	(7.5)	737.6	601.9	(18.4)	(7.9)
Americas	200.3	179.8	(10.2)	2.8	585.9	546.1	(6.8)	10.3
EMEA	49.1	47.1	(4.1)	(4.8)	175.0	168.7	(3.6)	(3.8)
Other and eliminations (1)	(0.4)	(0.4)	-	(20.0)	(1.4)	(1.2)	(14.3)	-
Total revenue	465.5	443.7	(4.7)	(3.3)	1,497.1	1,315.5	(12.1)	(0.5)
Operating expenses:
Brazil	(198.9)	(202.9)	2.0	(5.8)	(682.2)	(570.2)	(16.4)	(5.3)
Americas	(182.5)	(168.3)	(7.8)	5.1	(538.6)	(506.6)	(5.9)	11.1
EMEA	(47.9)	(48.7)	1.7	1.0	(177.8)	(176.5)	(0.7)	(0.8)
Other and eliminations (1)	(1.3)	(1.3)	-	(7.1)	(5.8)	(4.8)	(17.2)	(20.0)
Total operating expenses	(430.6)	(421.2)	(2.2)	(0.9)	(1,404.4)	(1,258.1)	(10.4)	1.3
Operating profit/(loss):
Brazil	17.6	15.1	(14.2)	(22.6)	55.6	32.5	(41.5)	(36.4)
Americas	18.3	12.5	(31.7)	(18.3)	48.5	41.4	(14.6)	2.7
EMEA	1.4	(1.5)	N.M.	N.M.	(2.3)	(7.1)	N.M.	N.M.
Other and eliminations (1)	(1.7)	(1.7)	-	-	(7.1)	(6.0)	(15.5)	(15.5)
Total operating profit	35.6	24.4	(31.5)	(29.3)	94.7	60.8	(35.8)	(25.9)
Net finance expense:
Brazil	(2.4)	(12.1)	N.M.	N.M.	(17.7)	(31.4)	77.4	109.3
Americas	(1.0)	(0.6)	(40.0)	50.0	(10.3)	(7.7)	(25.2)	(3.8)
EMEA	(2.8)	(3.4)	21.4	21.4	(8.9)	(9.2)	3.4	3.4
Other and eliminations (1)	(3.3)	(6.2)	87.9	87.9	6.2	(21.8)	N.M.	N.M.
Total net finance expense	(9.5)	(22.3)	134.7	145.1	(30.7)	(70.1)	128.3	N.M.
Income tax benefit/(expense):
Brazil	(3.9)	(0.7)	(82.1)	(84.1)	(12.2)	0.7	(105.7)	(106.2)
Americas	(6.9)	(4.1)	(40.6)	(31.7)	(17.1)	(13.6)	(20.5)	(8.1)
EMEA	0.9	0.4	(55.6)	(55.6)	3.4	3.2	(5.9)	(8.6)
Other and eliminations (1)	1.2	1.8	50.0	38.5	6.3	5.6	(11.1)	(9.7)
Total income tax expense	(8.7)	(2.6)	(70.1)	(68.3)	(19.6)	(4.1)	(79.1)	(75.0)
Profit/(loss) from continuing operations:
Brazil.	11.4	2.3	(79.8)	(81.6)	25.7	1.8	(93.0)	(92.7)
Americas	10.3	7.8	(24.3)	(12.4)	21.1	20.1	(4.7)	14.9
EMEA	(0.5)	(4.5)	N.M.	N.M.	(7.8)	(13.1)	67.9	70.1
Other and eliminations (1)	(3.8)	(6.1)	60.5	64.9	5.4	(22.2)	N.M.	N.M.
Profit/(loss) from continuing operations	17.4	(0.5)	(102.9)	(102.9)	44.4	(13.4)	(130.2)	(133.3)
Loss from discontinued operations	(1.0)	(3.2)	N.M.	N.M.	(1.0)	(3.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil.	11.4	2.3	(79.8)	(81.6)	25.7	1.8	(93.0)	(92.7)
Americas	10.3	7.8	(24.3)	(12.4)	21.1	20.1	(4.7)	14.9
EMEA	(1.5)	(7.7)	N.M.	N.M.	(8.8)	(16.3)	85.2	94.0
Other and eliminations (1)	(3.8)	(6.1)	60.5	64.9	5.7	(22.2)	N.M.	N.M.
Profit/(loss) for the period	16.4	(3.7)	(122.6)	(122.4)	43.7	(16.6)	(138.0)	(142.0)
Profit/(loss) attributable to:
Owners of the parent	16.7	(3.8)	(122.8)	(123.0)	43.7	(16.7)	(138.2)	(142.3)
Non-controlling interest	-	0.1	N.M.	N.M.	-	0.1	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	29.2	29.2	-	(9.3)	94.1	70.6	(25.0)	(17.2)
Americas	27.4	21.0	(23.4)	(11.0)	78.0	66.8	(14.4)	1.4
EMEA	3.9	0.7	(82.1)	(81.1)	7.0	0.9	(87.1)	(87.0)
Other and eliminations (1)	(1.6)	(1.5)	(6.2)	(6.3)	(6.7)	(5.6)	(16.4)	(12.5)
Total EBITDA (unaudited)	58.9	49.4	(16.1)	(14.7)	172.4	132.7	(23.0)	(12.5)
Adjusted EBITDA (2):
Brazil	33.6	33.1	(1.5)	(11.3)	100.0	85.1	(14.9)	(7.1)
Americas	28.2	24.2	(14.2)	(0.4)	79.9	71.9	(10.0)	6.4
EMEA	4.6	4.7	2.2	2.2	11.1	11.0	(0.9)	(0.9)
Other and eliminations (1)	(1.3)	(1.5)	15.4	-	(5.5)	(4.7)	(14.5)	(11.3)
Total Adjusted EBITDA (unaudited)	65.1	60.5	(7.1)	(6.5)	185.5	163.3	(12.0)	(1.0)
(*) Restated, excluding discontinued operations - Morocco
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2016

Revenue

Revenue decreased by $21.8 million, or 4.7%, from $465.5 million for the three months ended September 30, 2015 to $443.7 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, revenue decreased 3.3%. Strong performance in Americas with non-Telefónica clients, partially offset declines in Brazil.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased by 9.6% due to lower volumes in all markets.

Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 1.9%. Significant growth is due to strong performance in Americas. Lower volumes in Brazil and Mexico with existing clients partially offset this increase. As of the three months ended September 30, 2016, revenue from non-Telefónica clients equaled 57.8% of total revenue, compared to 54.1% for the three months ended September 30, 2015, an increase of 3.7 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended September 30, 2015 and September 30, 2016 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	216.5	46.5	217.2	49.0	0.3	(7.5)
Americas	200.3	43.0	179.8	40.5	(10.2)	2.8
EMEA	49.1	10.5	47.1	10.6	(4.1)	(4.8)
Other and eliminations (1)	(0.4)	-	(0.4)	(0.1)	-	(20.0)
Total	465.5	100.0	443.7	100.0	(4.7)	(3.3)

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2015 and 2016 was $216.5 million and $217.2 million, respectively. Revenue increased in Brazil $0.7 million, or 0.3%. Excluding the impact of foreign exchange, revenue decreased 7.5%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 14.3%, principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, decreased 3.6%, mainly due to lower volumes in existing clients impacted by the macroeconomic conditions in Brazil.

Americas

Revenue in Americas for the three months ended September 30, 2015 and 2016 was $200.3 million and $179.8 million, respectively, a decrease of $20.5 million, or 10.2%. Excluding the impact of foreign exchange, revenue increased 2.8%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 4.0%. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 8.7% driven by revenue from 2015 new clients in all markets and an increase in share of wallet with existing clients mainly Argentina, Colombia, Peru and near-shore business from the United States.

EMEA

Revenue in EMEA for the three months ended September 30, 2015 and 2016 was $49.1 million and $47.1 million, respectively, a decrease of $2.0 million, or 4.1%. Excluding the impact of foreign exchange, revenue decreased 4.8%. Disregarding the discontinued operation impact (Sale of Morocco) the EMEA revenues for the three months ended September 30, 2016 would be $57.8 million.

Excluding the impact of foreign exchange, revenue from Telefónica decreased 10.6% primarily due to declines in volume. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 15.8%.

Other operating income

Other operating income increased from $0.7 million for the three months ended September 30, 2015 to $1.9 million, for the period ended September 30, 2016, or by $1.2 million, mainly due to the recognition of tax credit in Brazil and reversion of reserve in Peru.

 Total operating expenses

Total operating expenses decreased $9.4 million, or 2.2%, from $430.6 million for the three months ended September 30, 2015 to $421.2 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses decreased 0.9%. As a percentage of revenue, operating expenses represented 92.5% and 94.9% for the three months ended September 30, 2015 and 2016, respectively. This increase was mainly due to non-recurring costs related to Morocco disinvestment and restructuring programs.

Supplies: Supplies decreased $3.9 million, or 18.8%, from $20.7 million for the three months ended September 30, 2015 to $16.8 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 16.4% due to reductions in all markets. As a percentage of revenue, supplies represent 4.4% and 3.8% for the three months ended September 30, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased $5.9 million, or 1.8%, from $329.5 million for the three months ended September 30, 2015 to $323.6 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, employee benefit expenses decreased 0.1%. As a percentage of the revenue, employee benefit expenses represented 70.8% and 72.9% for the three months ended September 30, 2015 and 2016, respectively. This increase in the percentage over revenue is due to restructuring costs in Argentina and Brazil to align the labor force with new volumes levels and offset wage inflation in Brazil, supported by technology investments.

 Depreciation and amortization: Depreciation and amortization expense increased by $1.7 million, or 7.3%, from $23.3 million for the three months ended September 30, 2015 to $25.0 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense increased 6.8%, mainly due to increase in Brazil.

Changes in trade provisions: Changes in trade provisions changed by $0.3 million, from negative value of $0.4 million for the three months ended September 30, 2015 to negative value of $0.1 million for the three months ended September 30, 2016. This variation was principally due to the collection of some receivables that had previously been impaired, and receivables treated as bad debt mainly in Brazil. As a percentage of revenue, changes in trade provisions constituted less than 0.1% for the three months ended September 30, 2015.

Other operating expenses: Other operating expenses decreased $1.0 million, or 1.8%, from $56.7 million for the three months ended September 30, 2015 to $55.7 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, other operating expenses decreased 2.5%. As a percentage of revenue, other operating expenses were 12.2% and 12.6% for the three months ended September 30, 2015 and 2016, respectively. The increase is mainly due to EMEA.

Brazil

Total operating expenses in Brazil increased $4.0 million, or 2.0%, from $198.9 million for the three months ended September 30, 2015 to $202.9 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased 5.8%. As a percentage of revenue operating expenses increased from 91.9% to 93.4%, for the three months ended September 30, 2015 and 2016, respectively. This increase was due to non-recurring restructuring costs to align the labor force with current volume levels and higher depreciation due to new sites and technology investments. The increase was partially offset by savings from productivity initiatives, infrastructure and utilities.

Americas

Total operating expenses in the Americas decreased by $14.2 million, or 7.8%, from $182.5 million for the three months ended September 30, 2015 to $168.3 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased 5.1%. As a percentage of revenue operating expenses increased from 91.1% to 93.6%. The increase is mainly due to non-recurring restructuring costs to align the labor force with current volume.

EMEA

Total operating expenses in EMEA increased $0.8 million, or 1.7%, from $47.9 million for the three months ended September 30, 2015 to $48.7 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses increased 1.0%. As a percentage of revenue operating expenses increased from 97.6% to 103.4%, mainly driven by expenses related to Morocco disinvestment.

Operating profit

Operating profit decreased $11.2 million, or 31.5%, from $35.6 million for the three months ended September 30, 2015 to $24.4 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit decreased $10.1 million. Operating profit margin decreased from 7.6% for the period ended September 30, 2015 to 5.5% for the period ended on September 30, 2016. The decrease is mainly due to non-recurring restructuring expenses in Brazil and Americas.

Brazil

Operating profit in Brazil decreased $2.5 million, or 14.2%, from $17.6 million for the three months ended September 30, 2015 to $15.1 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 22.6%. Operating profit margin in Brazil decreased from 8.1% for the three months ended on September 30, 2015 to 7.0% for the period ended September 30, 2016, excluding the impact of foreign exchange. The decrease in operating profit was due to declines in revenue and increases in non-recurring restructuring costs to align with lower volumes.

Americas

Operating profit in the Americas decreased $5.8 million, or 31.7%, from $18.3 million for the three months ended September 30, 2015 to $12.5 million for the period ended September 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 18.3%. Operating profit margin decreased from 9.1% for the period ended September 30, 2015 to 7.0% for the three months ended September 30, 2016. The decrease in profitability was due to restructuring costs to align with lower volume in specific existing services in Colombia, Mexico and Argentina.

EMEA

Operating profit in EMEA decreased $2.9 million, from a gain of $1.4 million for the three months ended September 30, 2015 to a loss of $1.5 million for the period ended September 30, 2016. Excluding the impact of foreign exchange, operating profit margin decreased from a gain of 2.9% to a loss of 3.2%. The decrease in operating profit was due to non-recurring costs related to Morocco disinvestment.

Finance income

Finance income decreased by $2.6 million, from $4.9 million for the three months ended September 30, 2015 to $2.3 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, finance income decreased by $2.8 million during the three months ended September 30, 2016. The decrease in finance income was mainly related to a one-off credit related to payroll taxes during the three months ended September 30, 2015.

Finance costs

Finance costs increased by $4.1 million, or 22.9%, from $17.9 million for the three months ended September 30, 2015 to $22.0 million for the three months ended September 30, 2016. The increase in finance costs is mainly related to the increase in Brazilian interest rates and, higher BNDES outstanding balance compared to third quarter of the prior year and a higher interest on litigation accounts. Excluding the impact of foreign exchange, finance costs increased by 18.9% during the three months ended September 30, 2016.

Change in fair value of financial instruments

Change in fair value of financial instruments decreased by $0.6 million, from a gain of $0.5 million for the three months ended September 30, 2015 to a loss of $0.1 million for the three months ended September 30, 2016. This decrease was mainly related to the ineffective portion of the hedging instruments.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $5.5 million, from a gain of $3.0 million for the three months ended September 30, 2015 to a loss of $2.5 million for the period ended September 30, 2016. This loss was mainly due to intercompany-balances and therefore has no effect on cash.

Income tax expense

Income tax expense for the three months ended September 30, 2015 and 2016 was $8.7 million and $2.6 million, respectively. This decrease was mainly due to the reduction of the positive pre-tax, as of September 30, 2016. The $2.6million of income tax in the quarter was due to positive net income generated by the subsidiaries.

Profit/(loss) for the period

Profit/(loss) for the three months ended September 30, 2015 and 2016 was a gain of $16.7 million and a loss of $3.7 million, mainly due to lower volumes in the revenue and non-recurring costs related to Morocco disinvestment.

EBITDA and Adjusted EBITDA

EBITDA decreased $9.5 million, or 16.1%, from $58.9 million for the three months ended September 30, 2015 to $49.4 million for the three months ended September 30, 2016. Adjusted EBITDA decreased $4.6 million, or 7.1% from $65.1 million for the three months ended September 30, 2015 to $60.5 million for the three months ended September 30, 2016. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs and other items which are not related to our core results of operations. See “Summary Historical Consolidated Financial Information – Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased 14.7% mostly due to the non-recurring restructuring costs to align with lower volume levels and related to Morocco disinvestment. Excluding the impact of foreign exchange, Adjusted EBITDA decreased 6.5% mainly due to lower volumes.

Brazil

EBITDA in Brazil remained flat at $29.2 million for the three months ended September 30, 2015 and 2016. Adjusted EBITDA decreased $0.5 million, or 1.5%, from $33.6 million for the three months ended on September 30, 2015 to $33.1 million for the three months ended September 30, 2016.

Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased 9.3% and 11.3%, respectively. The decline in EBITDA was due to macroeconomic driven volume-related declines in revenue in existing clients, and inflationary pressure. These factors were partially offset by savings from restructuring programs and other initiatives. During the three months ended September 30, 2016 non-recurring costs were impacted by the costs of labor force optimization, adjustments to current activity levels.

Americas

EBITDA in the Americas decreased $6.4 million, or 23.4%, from $27.4 million for the three months ended September 30, 2015 to $21.0 million for the period ended September 30, 2016. Adjusted EBITDA decreased $4.0 million, or 14.2%, from $28.2 million for the period ended on September 30, 2015 to $24.2 million for the three months ended September 30, 2016.

Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased during this period 11.0% and 0.4%, respectively. The decline in EBITDA was due to margin deterioration due to volume decline for specific clients in Mexico, Colombia and Argentina. During the three months ended September 30, 2016 non-recurring costs were impacted by the costs of adjustment to current activity levels.

EMEA

EBITDA in EMEA decreased $3.2 million, from $3.9 million for the three months ended September 30, 2015 to $0.7 million for the period ended on September 30, 2016. Adjusted EBITDA in EMEA increased 2.2%, from $4.6 million for the three months ended September 30, 2015 to $4.7 million for the period ended on September 30, 2016. During the three months ended September 30, 2016 non-recurring costs were impacted by Morocco disinvestments costs.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2016

Revenue

Revenue decreased $181.6 million, or 12.1%, from $1,497.1 million for the nine months ended September 30, 2015 to $1,315.5 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, revenue decreased 0.5% with strong performance in Americas with both Telefónica and non-Telefónica clients, offsetting declines in Brazil and EMEA. Revenue in Americas increased 10.3% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased 6.1% due to lower volumes in Brazil and EMEA that were only partially offset by a 5.7% increase in Americas.

Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 4.2% mainly due to double-digit growth in Americas. As of the nine months ended September 30, 2016, revenue from non-Telefónica clients equaled 57.1% of total revenue, compared to 54.4% for the nine months ended September 30, 2015, an increase of 2.7 percentage points over the prior year in line with our diversification strategy.

The following chart sets forth a breakdown of revenue based on geographical region for the nine months ended September 30, 2015 and September 30, 2016, as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	737.6	49.3	601.9	45.8	(18.4)	(7.9)
Americas	585.9	39.1	546.1	41.5	(6.8)	10.3
EMEA	175.0	11.7	168.7	12.8	(3.6)	(3.8)
Other and eliminations (1)	(1.4)	(0.1)	(1.2)	(0.1)	(14.3)	-
Total	1,497.1	100.0	1,315.5	100.0	(12.1)	(0.5)

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2015 and 2016 was $737.6 million and $601.9 million, respectively. Revenue decreased in Brazil by $135.7 million, or 18.4%. Excluding the impact of foreign-exchange, revenue decreased 7.9%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 17.5% principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange decreased 1.9% mainly due to volume decline for existing clients, that was only partially offset by revenue from new clients.

Americas

Revenue in the Americas for the nine months ended September 30, 2015 and 2016 was $585.9 million and $546.1 million, respectively, a decrease of $39.8 million, or 6.8%. Excluding the impact of foreign exchange, revenue increased 10.3%. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 14.5%, driven by revenue from 2015 new clients and an increase in share of wallet with existing clients mainly in Argentina, Peru, Chile and nearshore business in United States.

EMEA

Revenue in EMEA for the nine months ended September 30, 2015 and 2016 was $175.0 million and $168.7 million, respectively, a decrease of $6.3 million, or 3.6%. Excluding the impact of foreign exchange, revenue decreased 3.8%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 5.6% due to declines in volume. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 1.6%.

Other operating income

Other operating income increased from $2.0 million for the nine months ended September 30, 2015 to $3.4 million for the nine months ended September 30, 2016, or by $1.4 million, mainly due to the recognition of tax credit in Brazil and reversion of reserve in Peru.

Total operating expenses

Total operating expenses decreased $146.3 million, or 10.4%, from $1,404.4 million for the nine months ended September 30, 2015 to $1,258.1 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses increased by 1.3%. As a percentage of revenue, operating expenses constituted 93.8% and 95.6% for the nine months ended September 30, 2015 and 2016, respectively. These changes were due to the following items:

Supplies: Supplies decreased $13.1 million, or 21.8%, from $60.1 million for the nine months ended September 30, 2015 to $47.0 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, supplies expenses decreased by 10.5% due to reductions in Brazil. As a percentage of revenue, supplies constituted 4.0% and 3.6% for the nine months ended September 30, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased $104.2 million, or 9.6%, from $1,084.6 million for the nine months ended September 30, 2015 to $980.4 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, employee benefit expenses increased 2.3%. As a percentage of our revenue, employee benefit expenses constituted 72.4% and 74.5% for the nine months ended September 30, 2015 and 2016, respectively. This increase in the percentage over revenue is due to restructuring costs in EMEA and Brazil to align the labor force with new volumes levels and was, partially offset by the timing of wage increases in Brazil benefiting the first three months of 2016.

Depreciation and amortization: Depreciation and amortization expense decreased $5.8 million, or 7.5%, from $77.7 million for the nine months ended September 30, 2015 to $71.9 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense increased 3.2%, mainly in Brazil due to new software license acquisition and new sites equipment.

Changes in trade provisions: Changes in trade provisions totaled a negative amount of $0.4 million for the nine months ended September 30, 2016, decreased of $0.5 million over the nine months ended September 30, 2015. This variation was principally due to the collection of some receivables that had previously been impaired, and receivables accounted as bad debt mainly in Brazil. As a percentage of revenue, changes in trade provisions constituted less than 0.1% for the nine months ended September 30, 2015.

Other operating expenses: Other operating expenses decreased $22.7 million, or 12.5%, from $181.1 million for the nine months ended September 30, 2015 to $158.4 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, other operating expenses decreased 1.8% due to decrease in Brazil. As a percentage of revenue, other operating expenses constituted 12.1% and 12.0% for the nine months ended September 30, 2015 and 2016, respectively.

Brazil

Total operating expenses in Brazil decreased $112.0 million, or 16.4%, from $682.2 million for the nine months ended September 30, 2015 to $570.2 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased 5.3%. As a percentage of revenue operating expenses increased from 92.5% to 94.7%, for the nine months ended September 30, 2015 and 2016, respectively. This increase was due to non-recurring restructuring costs to align the labor force with current volume levels, the relocation of sites to lower cost areas and an increase in depreciation and amortization. This decline was only partially offset by savings in supplies and other operating expenses.

Americas

Total operating expenses in the Americas decreased $32.0 million, or 5.9%, from $538.6 million for the nine months ended September 30, 2015 to $506.6 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased 11.1%. As a percentage of revenue operating expenses increased from 91.9% to 92.8%. This increase was due to non-recurring restructuring costs to adapt to lower volumes with specific clients.

EMEA

Total operating expenses in EMEA decreased $1.3 million from $177.8 million nine months ended September 30, 2015 to $176.5 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA decreased 0.8%. As a percentage of revenue operating expenses in EMEA increased from 101.6% to 104.6%. This increase is due to non-recurring restructuring costs in Morocco in the nine months of 2016 and to expenses related to Morocco disinvestment in the three months ended in September, 2016.

Operating profit

Operating profit decreased $33.9 million, or 35.8%, from $94.7 million for the nine months ended September 30, 2015 to $60.8 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 25.9%. Operating profit margin decreased from 6.3% for the nine months ended September 30, 2015 to 4.6% for the nine months ended September 30, 2016. The decrease is mainly due to non-recurring expenses related to restructuring and site relocations in Brazil and non-recurring costs related to Morocco restructuring and disinvestments in EMEA.

Brazil

Operating profit in Brazil decreased by $23.1 million, or 41.5%, from $55.6 million for the nine months ended September 30, 2015 to $32.5 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 36.4% in 2016. Operating profit margin in Brazil decreased from 7.5% for the nine months ended September 30, 2015 to 5.4% for the nine months ended September 30, 2016.

Americas

Operating profit in the Americas decreased $7.1 million, or 14.6%, from $48.5 million for the nine months ended September 30, 2015 to $41.4 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit increased 2.7% in 2016. Operating profit margin decreased from 8.3% for the nine months ended September 30, 2015 to 7.6% for the nine months ended September 30, 2016.

EMEA

Operating profit in EMEA increased $4.8 million, from a loss of $2.3 million for the nine months ended September 30, 2015 to a loss of $7.1 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, operating profit increased $4.8 million in 2016. Operating profit margin decreased from a loss of 1.3% million for the nine months ended September 30, 2015 to a loss of 4.2% million for the nine months ended September 30, 2016.

Finance income

Finance income decreased by $8.3 million, from $12.7 million for the nine months ended September 30, 2015 to $4.4 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, finance income decreased by $6.8 million during the nine months ended September 30, 2016. The decrease in finance income was mainly related to a foreign exchange gain on an investment denominated in United States dollar from the Brazilian subsidiary during the three months ended March 31, 2015 and a one-off credit related to payroll taxes during the three months ended September 30, 2015.

Finance costs

Finance costs increased by $1.8 million or 3.1%, from $58.0 million for the nine months ended September 30, 2015 to $59.8 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, finance costs increased by 14.3% during the nine months ended September 30, 2016 mainly due to the increase in Brazilian interest rates, higher BNDES outstanding balance during the first semester of 2016 and higher interest on litigation accounts.

Change in fair value of financial instruments

Change in fair value of financial instruments decreased by $17.2 million, from $17.8 million for the nine months ended September 30, 2015 to $0.6 million for the nine months ended September 30, 2016. This decrease was mainly related with the implementation of hedge accounting, with the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $12.1 million, from a loss of $3.2 million for the nine months ended September 30, 2015 to a loss of $15.3 million for the period ended September 30, 2016. This loss was mainly due to intercompany-balances and therefore has no effect on cash.

Income tax expense

Income tax expense for the nine months ended September 30, 2015 and September 30, 2016 was of $19.6 million and $4.1 million, respectively. This decrease was mainly due to the reduction of the positive pre-tax, for the nine months ended September 30, 2016. The $4.1 million of income tax in the period was due to positive net income and consequently positive pre-tax generated by the operational subsidiaries.

Profit/(loss) for the period

Profit/(loss) for the nine months ended September 30, 2015 and September 30, 2016 was a gain of $43.7 million and a loss of $16.6 million, respectively, mainly due to lower volumes in the revenue and non-recurring costs related to Morocco disinvestment.

EBITDA and Adjusted EBITDA

EBITDA decreased $39.7 million, or 23.0%, from $172.4 million for the nine months ended September 30, 2015 to $132.7 million for the nine months ended September 30, 2016. Adjusted EBITDA decreased $22.2 million, or 12.0%, from $185.5 million for the nine months ended September 30, 2015 to $163.3 million for the nine months ended September 30, 2016. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs and other items which are not related to our core results of operations. See “Summary Historical Consolidated Financial Information – Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased 12.5% mainly due to revenue decreases in Brazil and EMEA, partially offset by growth in Americas and due to non-recurring expenses related to programs implemented in all regions to reduce workforce and related to Morocco disinvestment. Excluding the impact of foreign exchange, Adjusted EBITDA decreased 1.0%.

Brazil

EBITDA in Brazil decreased $23.5 million, or 25.0%, from $94.1 million for the nine months ended September 30, 2015 to $70.6 million for the nine months ended September 30, 2016. Adjusted EBITDA decreased $14.9 million, or 14.9%, from $100.0 million for the nine months ended September 30, 2015 to $85.1 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased 17.2% and 7.1%, respectively. EBITDA and Adjusted EBITDA were impacted by lower volumes due to lower activity in the Brazilian market in all segments. Favorable clients mix as well as operating efficiencies achieved from our margin transformational programs partially offset this loss. Adjusted EBITDA margin increased 0.5% from 13.6% for the nine months ended September 30, 2015 to 14.1% for nine months ended September 30, 2016.

Americas

EBITDA in the Americas decreased $11.2 million, or 14.4%, from $78.0 million for the nine months ended September 30, 2015 to $66.8 million for the nine months ended September 30, 2016. Adjusted EBITDA decreased $8.0 million, or 10.0%, from $79.9 million for the nine months ended September 30, 2015 to $71.9 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the nine months ended September 30, 2016 1.4% and 6.4%, respectively mainly due to strong revenue growth. Adjusted EBITDA margin decreased from 13.6% to 13.2%, mainly due to non-recurring costs to adapt to lower volumes with specific clients and to investment in growth with new clients.

EMEA

EBITDA in EMEA decreased $6.1 million, from of $7.0 million for the nine months ended September 30, 2015 to $0.9 million for the nine months ended September 30, 2015. Adjusted EBITDA decreased $0.1 million, from $11.1 million for the nine months ended September 30, 2015 to $11.0 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, EBITDA decreased $6.0 million and Adjusted EBITDA decreased $0.1 million during the nine months ended September 30, 2016. Adjusted EBITDA margin increased from 6.3% for the nine months ended September 30, 2015 to 6.5% for the nine months ended September 30, 2016.

Liquidity and Capital Resources

As of September 30, 2016, our outstanding debt was $613.9 million, which includes $297.4 million of our 7.375% Senior Secured Notes due 2020, $211.8 million equivalent amount of Brazilian Debentures, $76.9 million of financing provided by BNDES, $24.0 million of Contingent Value Instrument (“CVI”), and $3.8 million of finance lease payables.

During the three months ended September 30, 2016, our cash flow provided by operating activities was $48.3 million, which includes interest paid of $15.5 million. Our cash flow from operating activities, before giving effect to the payment of interests, was $63.7 million.

During the nine months ended September 30, 2016, our cash flow provided by operating activities was $58.1 million, which includes interest paid of $50.8 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $108.9 million.

 Cash Flow

   As of September 30, 2016, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $177.9 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended September 30,		For the nine months ended September 30,
($in millions)	2015	2016	2015	2016
	(unaudited)
Cash from/(used in) operating activities	38.7	48.3	(3.3)	58.1
Cash used in investment activities	(22.0)	(22.2)	(31.5)	(61.9)
Cash provided by/(used in) financing activities	(1.7)	(5.6)	27.5	(12.7)
Effect of changes in exchanges rates	(13.4)	(2.1)	(29.6)	10.3
Net increase/(decrease) in cash and cash equivalents	15.0	20.4	(7.2)	(16.4)

Cash from/(used in) Operating Activities

Three and Nine Months Ended September 30, 2015 Compared to Three and Nine Months Ended September 30, 2016

Cash provided by operating activities was $48.3 million for the three months ended September 30, 2016 compared to $38.7 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016 cash provided by operating activities was $58.1 million compared to cash used in operating activities of $3.3 million for the same period in the prior year. The increase from cash provided by operating activities resulted from favorable changes in working capital as a result of lower DSO (Days Sales Outstanding).

Cash used in Investment Activities

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2016

Cash used in investment activities was $22.2 million for the three months ended September 30, 2016 compared to cash used in investment activities of $22.0 million for the three months ended September 30, 2015. The variance is mainly driven by the acquisition of RBrasil partially offset by the divestment of Morocco operations and the reduction in capital expenditure.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2016

Cash used in investment activities was $61.9 million for the nine months ended September 30, 2016 compared to cash used in investment activities of $31.5 million for the nine months ended September 30, 2015. The variance is mainly driven by the redemption of short-term investment of $26.9 million occurred in the nine months ended September 30, 2015 and the acquisition of RBrasil partially offset by the divestment of Morocco operations in the nine months ended September 30, 2016.

Cash provided by/(used in) Financing Activities

Three and Nine Months Ended September 30, 2015 Compared to Three and Nine Months Ended September 30, 2016

Cash used in financing activities was $5.6 million for the three months ended September 30, 2016 compared to the cash used in financing activities of $1.7 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016 cash used in financing activities was $12.7 million compared to cash provided by financing activities of $27.5 million for the same period in the prior year. Main variance is driven by proceeds from BNDES facility along the nine months ended September 30, 2015 in addition to the regular amortizations for BNDES facility starting during the nine months ended September 30, 2016.

Free Cash Flow

Our Management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. The most directly comparable IFRS measure to free cash flow is cash flow from operating activities. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the three months ended September 30,		For the nine months ended September 30,
($in millions)	2015	2016	2015	2016
	(unaudited)
Net cash flow from/(used in) operating activities	38.7	48.3	(3.3)	58.1
Payments for acquisition of property, plant, equipment and intangible assets	(23.4)	(15.8)	(60.7)	(56.3)
Disposals of property, plant, equipment and intangible assets	1.4	0.2	2.4	1.1
Free cash flow (non-GAAP) (unaudited)	16.7	32.7	(61.6)	2.9

Three and Nine Months Ended September 30, 2015 Compared to Three and Nine Months Ended September 30, 2016

Free cash flow for the three months ended September 30, 2016 was a positive free cash flow of $32.7 million compared to a positive free cash flow of $16.7 million for the same period in the prior year. For the nine months ended September 30, 2016 was a positive free cash flow of $2.9 million compared to a deficit of $61.6 million for the same period in the prior year. The increase in free cash flow resulted from favorable changes in working capital as a result of lower DSO (Days of Sales Outstanding). The free cash flow dos not consider the cash impacts of the acquisition of RBrasil and the divestment of Morocco operations in the three and nine months ended September 30, 2016.

Finance leases
The Company holds the following assets under finance leases:

	As of September 30,
	2015	2016
($in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.8	2.0
Furniture, tools and other tangible assets	6.0	2.3
Total	7.8	4.3

The present value of future finance lease payments is as follow:

	As of September 30,
	2015	2016
($in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	2.2	2.0
Between 1 and 5 years	2.5	1.8
Total	4.7	3.8

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and nine months ended September 30, 2015 and 2016.

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2016	2015	2016
($in millions)	(unaudited)

Brazil	10.0	5.7	52.5	14.4
Americas	5.9	3.2	25.1	9.3
EMEA	0.4	0.4	5.2	0.7
Other and eliminations	(0.1)	0.1	0.3	-
Total capital expenditure	16.2	9.4	83.1	24.4

The capital expenditure for the nine months ended September 30, 2015 reflects Atento’s acquisition of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Brazilian Congress approved Bill 4330/04 on April 22, 2015 which will regulate outsourcing in Brazil and focuses on the technical specialization of hired companies. The bill provides protection to our business sector overall, but there are clauses that are cause for concern and which we will continue to monitor with respect to how we interact with our unions. In particular, if enacted, the bill could require us to be subject to the same rules and regulations as our unions, including those regarding salary and other benefits, which could be costly for us to comply with. The bill is currently in the Senate with the number 30/15, for analysis by its committees and approval. Due to the controversial nature of the bill, it is unclear how long it will take for the Senate to complete its analysis and schedule the vote.

Law No. 12,546/2011 provided that companies providing certain services or in certain industrial sectors contribute to the social security regime based on gross revenue, as opposed to payroll.

On September 2015 the Law number 13.161/2015 was published and came into force on December 1, 2015, raising the social security tax from 2% to 3% on gross revenue for the call center industry.

ATENTO S.A. AND SUBSIDIARIES

(Formerly Atento floatco s.a., and subsidiaries)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and September 30, 2016
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2015	2016
		(audited)	(unaudited)

NON-CURRENT ASSETS		768,704	789,043

Intangible assets		226,260	232,562
Goodwill		124,007	132,005
Property, plant and equipment		191,678	167,014
Non-current financial assets		118,923	137,554
Trade and other receivables	11	5,539	22,977
Other taxes receivable		5,112	7,031
Other non-current financial assets	11	42,871	39,392
Derivative financial instruments	11	65,401	68,154
Deferred tax assets		107,836	119,908

CURRENT ASSETS		609,712	649,383

Trade and other receivables		424,923	470,086
Trade and other receivables	11	401,127	435,240
Current income tax receivable		13,966	24,129
Other taxes receivable		9,830	10,717
Other current financial assets		769	1,429
Other financial assets	11	769	1,429
Cash and cash equivalents	11	184,020	177,868

TOTAL ASSETS		1,378,416	1,438,426

The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and September 30, 2016
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2015	2016
		(audited)	(unaudited)

TOTAL EQUITY		397,791	403,896
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		-	(529)
OWNERS OF THE PARENT COMPANY		397,791	404,425

Share capital	10	48	48
Net investment/Share premium		639,435	639,435
Reserve for acquisition of non-controlling interest		-	(1,693)
Retained earnings/(losses)	10	(53,663)	(70,312)
Translation differences		(209,224)	(191,560)
Cash flow hedge	10	18,629	24,557
Stock-based compensation		2,566	3,950
NON-CURRENT LIABILITIES		664,046	687,017

Deferred tax liabilities		56,062	50,681
Debt with third parties	12	535,277	561,075
Derivative financial instruments	12	684	141
Non-current provisions	13	55,020	72,773
Non-current non trade payables		16,002	1,218
Other non-current taxes payables		1,001	1,129

CURRENT LIABILITIES		316,579	347,513

Debt with third parties	12	40,289	52,825
Trade and other payables		264,848	283,885
Trade payables		78,681	71,490
Current income tax payable		6,614	2,795
Other current taxes payables		67,994	68,961
Other non-trade payables		111,559	140,639
Current provisions	13	11,442	10,803
TOTAL EQUITY AND LIABILITIES		1,378,416	1,438,426

The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED INCOME STATEMENTS
For the nine months ended September 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		For the nine months ended September 30,
	Notes	2015 *	2016
		(unaudited)

Revenue		1,497,183	1,315,493
Other operating income		2,014	3,361
Own work capitalized		(15)	28
Operating expenses:
Supplies		(60,105)	(46,988)
Employee benefit expenses		(1,084,605)	(980,418)
Depreciation		(37,685)	(34,435)
Amortization		(40,142)	(37,510)
Changes in trade provisions		(926)	(446)
Other operating expenses		(180,959)	(158,285)
OPERATING PROFIT		94,760	60,800

Finance income		12,677	4,428
Finance costs		(58,000)	(59,764)
Change in fair value of financial instruments		17,798	561
Net foreign exchange loss		(3,157)	(15,231)
NET FINANCE EXPENSE		(30,682)	(70,006)
PROFIT/(LOSS) BEFORE TAX		64,078	(9,206)
Income tax expense	15	(19,611)	(4,149)
PROFIT/(LOSS) FOR CONTINUING OPERATIONS		44,467	(13,355)
LOSS FOR DISCONTINUED OPERATIONS		(723)	(3,206)
PROFIT/(LOSS) FOR THE PERIOD		43,744	(16,561)
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT		43,744	(16,649)
NON-CONTROLLING INTEREST		-	88
Basic result per share from continuing operations (in U.S. dollars)	16	0.60	(0.18)
Basic result per share from discontinued operations (in U.S. dollars)	16	(0.01)	(0.04)
Diluted result per share from continuing operations (in U.S. dollars)	16	0.60	(0.18)
Diluted result per share from discontinued operations (in U.S. dollars)	16	(0.01)	(0.04)

(*) Restated, excluding discontinued operations - Morocco
The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	For the nine months ended September 30,
	2015	2016
	(unaudited)
Profit/(loss) for the period	43,744	(16,561)
Other comprehensive income/(loss)
Items that may subsequently be reclassified to profit and loss
Cash flow hedge	18,273	3,423
Tax effect	(1,287)	2,505
Translation differences	(112,242)	17,664

Other comprehensive income/(loss), net of taxes	(95,256)	23,592

Total comprehensive income/(loss)	(51,512)	7,031

Total comprehensive income/(loss) attributable to:
Owners of the parent	(51,512)	6,943
Non-controlling interest	-	88
	(51,512)	7,031
The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Net investment/Share premium	Reserve for acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interests	Total equity
Balance at January 1, 2015	48	639,435	-	(102,811)	(71,750)	(640)	584	464,866	-	464,866
Comprehensive income/(loss) for the period	-	-	-	43,744	(112,242)	16,986	-	(51,512)	-	(51,512)
Profit for the period	-	-	-	43,744	-	-	-	43,744	-	43,744
Other comprehensive income/(loss), net of taxes	-	-	-	-	(112,242)	16,986	-	(95,256)	-	(95,256)
Stock-based compensation	-	-	-	-	-	-	2,321	2,321	-	2,321
Balance at September 30, 2015 (*)	48	639,435	-	(59,067)	(183,992)	16,346	2,905	415,675	-	415,675

	Share capital	Net investment/Share premium	Reserve to acquisition of non-controlling interest	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791

Comprehensive income/(loss) for the period	-	-	(1,693)	(16,649)	17,664	5,928	-	5,250	-	5,250
Loss for the period	-	-	-	(16,649)	-	-	-	(16,649)	-	(16,649)
Other comprehensive income, net of taxes	-	-	-	-	17,664	5,928	-	23,592	-	23,592
Reserve for acquisition of non-controlling interest	-	-	(1,693)					(1,693)	-	(1,693)
Stock-based compensation	-	-	-	-	-	-	1,384	1,384	-	1,384
Non-controlling interest participation	-	-	-	-	-	-	-	-	(529)	(529)
Balance at September 30, 2016 (*)	48	639,435	(1,693)	(70,312)	(191,560)	24,557	3,950	404,425	(529)	403,896

The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.
(*) unaudited

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
For the nine months ended September 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)
	For the nine months ended September 30,
	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax, including discontinued operations	63,429	(9,206)
Adjustments to profit/(loss):
Amortization and depreciation	78,838	71,945
Impairment allowances	925	446
Change in provisions	1,463	11,916
Grants released to income	(365)	(352)
Losses on disposal of fixed assets	506	777
Finance income	(12,677)	(4,428)
Finance costs	58,019	59,764
Net foreign exchange differences	3,182	15,231
Change in fair value of financial instruments	(17,798)	(561)
Own work capitalized	15	(28)
Changes in other gains	1,033	(2,848)
	113,141	151,862
Changes in working capital:
Changes in trade and other receivables	(98,188)	259
Changes in trade and other payables	(65)	23,332
Other payables	(23,528)	(22,322)
	(121,781)	1,269
Other cash flow from operating activities
Interest paid	(48,032)	(50,848)
Interest received	15,242	777
Income tax paid	(12,972)	(19,323)
Other payments	(12,300)	(16,382)
	(58,062)	(85,776)
Net cash flow from/(used in) operating activities	(3,273)	58,149
Investment activities
Payments for acquisition of intangible assets	(15,137)	(24,392)
Payments for acquisition of property, plant and equipment	(45,556)	(31,957)
Acquisition of subsidiaries	-	(8,638)
Disposals of intangible assets	732	956
Disposals of property, plant and equipment	1,631	105
Disposals of financial instruments	26,866	-
Proceeds from sale of subsidiaries	-	2,029
Net cash flow used in investment activities	(31,464)	(61,897)
Financing activities
Proceeds from borrowing from third parties	29,239	-
Repayment of borrowing from third parties	(1,723)	(12,693)
Net cash flow provided by/(used in) financing activities	27,516	(12,693)
Net decrease in cash and cash equivalents	(7,221)	(16,441)

Exchange differences	(29,563)	10,289

Cash and cash equivalents at beginning of period	211,440	184,020
Cash and cash equivalents at end of period	174,656	177,868
The accompanying Notes 1 to 20 are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

1. company activity and corporate information

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

Note 3t of the annual financial statements contains a list of the companies which compose the Atento Group, as well as pertinent information thereon.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is an incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as a guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, “the Board” approved a share capital increase and issued 157,925 shares increasing outstanding shares to 73,909,056.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements as of and for the nine months ended September 30, 2016 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2015.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments, which have been measured at fair value.

3. COMPARATIVE INFORMATION

Comparative information in the Interim Financial Statements refers to the nine months ended September 30, 2015 and 2016, except for the statement of financial position, which compares information as of September 30, 2016 and December 31, 2015.

During the nine months ended September 30, 2016 there have been changes in the consolidation scope. On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81,4885%, the controlling of the shares of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco.

4. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the Interim Financial Statements for the nine months ended September 30, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2015.

a)       New and amended standards and interpretations

There are no new standards or interpretations published by the IASB other than those presented in the consolidated annual financial statements for the year ended December 31, 2015.

a.1) First-time adoption (2016) of new and revised pronouncements and amendments

IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception - Amendments to IFRS 10, IFRS 12 and IAS 28

The amendments address three issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements.

The amendments to IFRS 10 clarify that the exemption in paragraph 4 of IFRS 10 from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value.

The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3 Business Combinations. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

The amendments require an entity acquiring an interest in a joint operation, in which the activity of the joint operation constitutes a business, to apply, to the extent of its share, all of the principles in IFRS 3 and other IFRSs that do not conflict with the requirements of IFRS 11 Joint Arrangements. Furthermore, entities are required to disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by one of the parties to the joint operation on its formation.

Furthermore, the amendments clarify that, for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business, previously held interests in the joint operation must not be remeasured if the joint operator retains joint control.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first time adoption of IFRS. The standard does not apply to existing IFRS preparers. Also, an entity whose current GAAP does not allow the recognition of rate-regulated assets and liabilities, or that has not adopted such policy under its current GAAP, would not be allowed to recognize them on first-time application of IFRS.

Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income.

The standard requires disclosure of the nature of, and risks associated with, the entity’s rate regulation and the effects of that rate regulation on its financial statements.

IAS 1 Disclosure Initiative – Amendments to IAS 1

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, the existing IAS 1 requirements.

The amendments clarify:

• The materiality requirements in IAS 1

• That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

• That entities have flexibility as to the order in which they present the notes to financial statements

• That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization – Amendments to IAS 16 and IAS 38.

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, the ratio of revenue generated to total revenue expected to be generated cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

IAS 16 and IAS 41 Agriculture: Bearer Plants – Amendments to IAS 16 and IAS 41

The amendments to IAS 16 and IAS 41 Agriculture change the scope of IAS 16 to include biological assets that meet the definition of bearer plants (e.g., fruit trees). Agricultural produce growing on bearer plants (e.g., fruit growing on a tree) will remain within the scope of IAS 41. As a result of the amendments, bearer plants will be subject to all the recognition and measurement requirements in IAS 16, including the choice between the cost model and revaluation model for subsequent measurement.

In addition, government grants relating to bearer plants will be accounted for in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, instead of IAS 41.

IAS 27 Equity Method in Separate Financial Statements – Amendments to IAS 27

The amendments to IAS 27 Separate Financial Statements allow an entity to use the equity method as described in IAS 28 to account for its investments in subsidiaries, joint ventures and associates in its separate financial statements. Therefore, an entity must account for these investments either:

• At cost

• In accordance with IFRS 9 (or IAS 39), or

• Using the equity method

The entity must apply the same accounting for each category of investment.

A consequential amendment was also made to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 allows a first-time adopter accounting for investments in the separate financial statements using the equity method, to apply the IFRS 1 exemption for past business combinations to the acquisition of the investment.

2012-2014 cycle (issued in September 2014)

Following is a summary of the amendments (other than those affecting only the standards’ Basis for Conclusions) from the 2012-2014 annual improvements cycle. These amendments are effective for annual periods beginning on or after January 1, 2016:

IFRS 5 – Non-current assets held for sale and discontinued operation

Assets (or disposal groups) are usually disposed of by sale or distribution to shareholders. The amendment clarifies that changing from one of the disposal methods to another would not be considered a new disposal plan, but a continuation of the original plan. Therefore, there is no interruption in the adoption of requirements of IFRS 5. This amendment must be adopted prospectively.

IFRS 7 – Financial Instruments: Disclosures

(i) Service contracts

The amendment clarifies that a service contract that includes a fee can constitute continuing involvement in a financial asset. An entity should evaluate the nature of this fee and the agreement in against the guidance for continued involvement in IFRS 7, in order to evaluate whether the disclosures are required. The assessment of which servicing contracts constitute continued involvement and must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendment.

(ii) Applicability of the offsetting disclosures to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless these disclosures provide a significant update to the information reported in the latest annual report. This amendment must be applied retrospectively.

IAS 19 - Employee Benefits

The amendment clarifies that market depth of high quality private corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bonds rates must be used. This amendment must be applied retrospectively.

IAS 34 – Preparation and disclosure of Interim financial statement

The amendment clarifies that the required interim disclosures must be either in the interim financial statements or incorporated by cross-reference between interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk comment). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

a.2) Pronouncements issued, but not yet effective at September 30, 2016

The standards and interpretations issued but not yet adopted as of the issue date of the Company’s financial statements are presented below. The Company and its subsidiaries intend to adopt such standards, if applicable, when these enter into force.

IFRS 9 – Financial Instruments

In July 2014, IASB issued a final version of IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. IFRS 9 brings together all three accounting aspects of the project’s financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The early application is allowed. Except for hedge accounting, retrospective application is required, however; the presentation of comparative information is not mandatory.

For hedge accounting purposes, requirements are generally adopted on a prospective basis, with few exceptions thereto.

The Company and its subsidiaries plan to adopt the new standard on the date it becomes effectives. The Company and its subsidiaries are evaluating the high-level impact of all three aspects of IFRS 9. In general, the Company and its subsidiaries do not expect significant impact on the balance sheet and equity.

(a)              Classification and measurement

The Company and its subsidiaries do not expect significant impact on the balance sheet or equity by adopting IFRS 9 classification and measurement requirements. They expect to continue to measure fair value of all financial assets currently held at fair value.

Loans and accounts receivable are held to collect contractual cash flows and should result in cash flows that solely represent payments of principal and interest. Therefore, the Company and its subsidiaries expect these to continue to be measured at amortized cost under IFRS 9. However, the Company and its subsidiaries will examine the characteristics of contractual cash flows of these instruments in more details before concluding if all these instruments meet the measurement criteria at amortized cost under IFRS 9.

(b)              Impairment

IFRS 9 requires that the Company and its subsidiaries record expected credit losses on all their debt securities, loans and receivables, to 12 months or on annuity basis. The Company and its subsidiaries do not expect to apply the simplified model and record expected losses on annuity basis on all trade accounts receivable.

(c)               Hedge accounting

The Company believes that all existing hedging relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how an entity accounts for effective hedges. The Company does not expect significant impact arising from the adoption of IFRS 9. The Company are evaluating possible changes related to the accounting of time value of options, forward matters or spread of exchange base in more details in the future.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new five-step model that will be applied to revenue arising from contracts with customers. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new standard for revenues will replace all current requirements for revenue recognition under IFRS. Full retrospective adoption or modified retrospective adoption is required for annual periods beginning on or after January 1, 2018, with the possibility of early adoption. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, by adopting the full retrospective method. The Company and its subsidiaries are assessing the impact of IFRS 15 during 2016 and plan to adopt the new standard on the day it becomes effective.

IFRS 16 – Leases

IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). The adoption is required for annual periods beginning on or after January 1, 2019. The Company and its subsidiaries are assessing the impact of IFRS 16 during 2016 and plan to adopt the new standard on the day it becomes effective.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will be effective for annual periods beginning on or after 1 January 2017.

IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

The IASB issued the amendments to IAS 12 Income Taxes to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value.

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount. The amendments will be effective for annual periods beginning on or after 1 January 2017.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited Interim Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2015. During the nine months ended September 30, 2016 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (55,805 thousand U.S. dollars as of September 30, 2016) Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brasil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two debt structures, and as a result, we do not rely on cash flows from these operations to serve the Company’s debt commitments.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of September 30, 2016, 45.6% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding CVIs and the effect of financial derivative instruments), compared to 41.9% as of December 31, 2015.

As of September 30, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 3,941 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 613,900 thousand U.S. dollars as of September 30, 2016 without taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 1,735 thousand U.S. dollars.

As of December 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 9,933 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 575,566 thousand U.S. dollars as of December 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,359 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of September 30, 2016, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled 64,072 thousand U.S. dollars (asset of 54,724 thousand U.S. dollars, as of December 31, 2015).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefonica Group, which amounted to 190,818 thousand U.S. dollars (207,173 thousand U.S. dollars as of December 31, 2015)

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)        Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2015 and September 30, 2016 are classified in Level 2. No transfers were carried out between the different levels during the year.

6. BUSINESS COMBINATION

On September 2, 2016, the Company through its direct subsidiary Atento Brasil S.A. acquired 81.4885%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was 28,123 thousand Brazilian Reais (8,638 thousand U.S. dollars).

The combination of Atento Brasil S.A. and RBrasil creates the largest provider of collection services in Brazil with 7,000 professionals with strong collections know-how and expertise, optimally positioning Atento expand its share of the 2.7 billion U.S. dollars collections market in Latin America. Other benefits include:

•         Providing new existing clients with a fully integrated platform, delivering customized collections solutions.

•         Enhancing the effectiveness of collections solutions with the extensive use of technology, business intelligence and analytics capabilities.

•         Drives consolidation in this highly fragmented and compelling market in Latin America.

A contingent liability is an obligation of sufficient uncertainty assumed in a business combination. The contingent liability arising from this transaction is considered “possible obligation”, and relate to certain tax and labor contingencies, the incurrence of which will depend on future events that may or may not occur and that are not within the control of the Company. Based on management’s estimates of the obligation we recognized a provision on the balance sheet of RBrasil in the amount of 5,654 thousand U.S. dollars.

This amount represents the best estimate of the expenditures to be incurred at this time (pursuant to IAS 37 guidance). This provision will be reevaluated at each future reporting date.

In connection with this contingent liability recognition, Atento Brazil’s counterparty to the transaction granted its remaining 18.5115% ownership interests in RBrasil and deposited 9,400 thousand Brazilian Reais equivalent to 2.896 thousand U.S. dollars of the purchase price in an escrow account as a guarantee to partially indemnify Atento Brazil against the potential liability. Management estimates that the value of the ownership interests is 8,000 thousand Brazilian Reais equivalent to 2,464 thousand U.S. dollars which is recognized as an asset on the balance sheet of RBrasil.

The completion of the allocation of the Purchase Price Acquisition will be recognized by the end of this year.

7. DISCONTINUED OPERATIONS

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco which provide services to the Spanish market are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

Based on the Share Sale and Purchase Agreement, Atento Teleservicios España accrued a reserve in an amount of 3,106 thousand U.S. dollars as a guarantee to the buyer for a future indemnity regarding any potential past liabilities that can be materialized after the sale.

The Morocco Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America.

The results of period are shown below:

($in thousands)	For the nine months ended September 30,
	2015	2016
	(unaudited)
Revenue	11,721	11,677
Other operating income	1	307
Operating expenses:
Supplies	(561)	(525)
Employee benefit expenses	(9,061)	(8,573)
Depreciation	(754)	(729)
Amortization	(257)	(248)
Other operating expenses	(1,954)	(2,433)
Total operating expenses	(12,587)	(12,508)
Operating loss	(865)	(524)
Finance costs	(19)	(3)
Net foreign exchange gain/(loss)	(3)	26
NET FINANCE EXPENSE	(22)	23
Profit/(loss) before tax	(887)	(501)
Income tax expense	(74)	(77)
Loss for the period	(961)	(578)
Loss on disposal group constituting the discontinued operation (*)	-	(2,628)
Loss from discontinued operations	(961)	(3,206)

(*) In accordance with IFRS 5, any gain or loss is recorded in the income statement, include the appropriate portion of cumulative exchange differences and any other amounts recognized in other comprehensive income and accumulated in the equity.

The net cash flows are shown below:

($in thousands)	For the nine months ended September 30,
	2015	2016
	(unaudited)
Cash used in operating activities	(1,279)	(274)
Cash provided by/(used in) investment activities	(88)	1
Cash used in financing activities	(159)	(133)
Net increase/(decrease) in cash and cash equivalents	(1,526)	(406)
Effect of changes in exchanges rates	(168)	11

8. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2015 and 2016 (in thousands U.S. dollars):

Nine months ended September 30, 2015
(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	56,860	302,640	453,553	-	813,053
Sales to Telefónica Group	118,173	281,911	284,027	-	684,111
Sales to other group companies	31	1,307	-	(1,319)	19
Other operating income and expense	(168,131)	(507,816)	(643,488)	(5,161)	(1,324,596)
EBITDA	6,933	78,042	94,092	(6,480)	172,587
Depreciation and amortization	(9,242)	(29,496)	(38,449)	(640)	(77,827)
Operating profit	(2,309)	48,546	55,643	(7,120)	94,760
Financial results	(8,835)	(10,320)	(17,677)	6,150	(30,682)
Income tax	3,418	(17,090)	(12,153)	6,214	(19,611)
Profit/(loss) from continuing operations	(7,726)	21,136	25,813	5,244	44,467
Profit/(loss) from discontinued operations	(723)	-	-	-	(723)
Profit/(loss) from period	(8,449)	21,136	25,813	5,244	43,744
EBITDA	6,933	78,042	94,092	(6,480)	172,587
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	3,941	639	3,050	-	7,630
Site relocation costs	-	27	499	-	526
Financing fees	-	-	-	313	313
Asset impairments and Other	262	1,147	2,334	767	4,510
Adjusted EBITDA	11,136	79,963	99,975	(5,401)	185,674
Capital expenditure	5,173	25,095	52,467	407	83,142
Fixed assets and intangibles (as of December 31, 2015)	62,014	211,105	266,454	2,372	541,945
Allocated assets (as of December 31, 2015)	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities (as of December 31, 2015)	278,871	327,042	456,823	(82,111)	980,625

Nine months ended September 30, 2016
(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	53,539	297,072	395,071	-	745,682
Sales to Telefónica Group	115,114	247,820	206,877	-	569,811
Sales to other group companies	4	1,254	-	(1,258)	-
Other operating income and expense	(167,743)	(479,363)	(531,325)	(4,317)	(1,182,748)
EBITDA	914	66,783	70,623	(5,575)	132,745
Depreciation and amortization	(7,997)	(25,432)	(38,099)	(417)	(71,945)
Operating profit	(7,083)	41,351	32,524	(5,992)	60,800
Financial results	(9,237)	(7,657)	(31,413)	(21,699)	(70,006)
Income tax	3,207	(13,570)	739	5,475	(4,149)
Profit/(loss) from continuing operations	(13,113)	20,124	1,850	(22,216)	(13,355)
Profit/(loss) from discontinued operations	(3,206)	-	-	-	(3,206)
Profit/(loss) from period	(16,319)	20,124	1,850	(22,216)	(16,561)
EBITDA	914	66,783	70,623	(5,575)	132,745
Acquisition and integration related costs	-	-	-	-	-
Restructuring costs	6,302	4,930	7,865	-	19,097
Sponsor management fees	-	-	-	-	-
Site relocation costs	18	168	6,358	-	6,544
Financing and IPO fees	-	-	-	-	-
Asset impairments and Other	3,822	6	234	907	4,969
Adjusted EBITDA	11,056	71,887	85,080	(4,668)	163,355
Capital expenditure (as of September 30, 2016)	749	9,281	14,373	-	24,403
Fixed assets and intangibles (as of September 30, 2016)	50,095	188,298	291,433	1,755	531,581
Allocated assets (as of September 30, 2016)	405,900	572,253	744,846	(284,573)	1,438,426
Allocated liabilities (as of September 30, 2016)	286,707	291,261	568,194	(111,632)	1,034,530

9. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

There were no changes in the context of the note, and Company’s Managements considered the variations of amounts related to the period ended September 30, 2016 in relation to the period ended December 31, 2015, not relevant.

10. Equity attributable to equity holders of the parent

Share capital

As of September 30, 2016 share capital stood at 48 thousand U.S. dollars €33,304, divided into 73,909,056 shares. PikCo owns 84.96% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

As of December 31, 2015 and September 30, 2016, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings/(losses)

Movements in retained earnings/(losses) during the nine months ended September 30, 2016 are as follow:

Thousands of U.S. dollars

As of December 31,2015 (audited)	(53,663)
Loss attributable to owners of the parent	(16,649)
As of September 30,2016 (unaudited)	(70,312)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars) by the full consolidation method.

Stock-based compensation

a) Description of share-based payment arrangements

In the year of 2014, Atento granted two share-based payments to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“RSU”) and Performance RSU. A reference is made to the annual financial statements for December 31, 2015, for a description of the arrangement and their vesting conditions.

On July 1, 2016, Atento granted a new share-based payment to directors, officers and other employees for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.       Time Restricted Stock Units (“RSU”) (equity settled)

•  Grant date: July 1, 2016

•  Amount: 1,384,982 RSUs

•  Vesting period: 100% of the RSUs vests on January 4, 2019

•  There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the Black-Scholes model. As both programs are equity settled, fair value of the RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model related to the grants made in 2014, refer to the annual financial statements.

The inputs used in the Black-Scholes model related to the grants made in 2016, are presented here below:

	Time RSU	Comments
Variable
Stock price (USD)	9,07	Stock price of Atento SA in USD at grant date 1 July 2016
Strike price (USD)	0,01	Value close to nil will be paid
Time (years)	2,5	Time to vest as per the contract
Risk free rate	0,86%	USD risk free rate obtained from Bloomberg
Expected volatility	24,40%	Assumption is made to base volatility on the average volatility of main competitors because Atento SA itself is only listed as of October 2014
Dividend yield	0,01%	Assumption is made to set dividend yield at 0,01% because 1) there will a limited ability to pay dividends in the near term and 2) it is in line with the dividend yield of the main competitors
Value RSU in USD	9,06

c) Outstanding RSUs

As of September 30, 2016, there are 98,533 Time RSUs outstanding and 682,488 Performance RSUs outstanding related to the 2014 Plan, and 1,384,982 Time RSUs outstanding related to the 2016 Plan. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

The 2014 Plan	Time RSU	Performance RSU
Outstanding December 31, 2015	119,634	871,649
Granted	20,920	4,211
Forfeited (*)	(42,021)	(193,372)
Outstanding September 30, 2016	98,533	682,488

The 2016 Plan	Time RSU
Granted July 1, 2016	1,384,982
Forfeited (*)	-
Outstanding September 30, 2016	1,384,982
(*) RSUs are forfeited during the period due to employees failing to satisfy the service conditions.

d) Expense recognized in Profit or Loss

In the nine months ended September 30, 2016, 1,856 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses - Stock-based compensation.

Cash flow hedge

Movements in valuation adjustments in the nine months ended September 30, 2016 were as follow:

Thousands of U.S. dollars

As of December 31, 2015 (audited)	18,629
Cash flow hedge	5,928
As of September 30, 2016 (unaudited)	24,557

Refer to Note 12. Financial liabilities - Derivatives for further details.

11. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2015 and September 30, 2016 is as follow:

	Thousands of U.S. dollars
December 31, 2015	Loans and receivables	Fair value through profit or loss	Total
(audited)

Trade and other receivables	5,539	-	5,539
Other financial assets	42,871	-	42,871
Derivative financial instruments (Note 12)	-	65,401	65,401
Non-current financial assets	48,410	65,401	113,811

Trade and other receivables	401,127	-	401,127
Other financial assets	769	-	769
Cash and cash equivalents	184,020	-	184,020
Current financial assets	585,916	-	585,916

TOTAL FINANCIAL ASSETS	634,326	65,401	699,727

	Thousands of U.S. dollars
September 30, 2016	Loans and receivables	Fair value through profit or loss	Total
(unaudited)

Trade and other receivables	10,064	-	10,064
Other financial assets	39,392	-	39,392
Derivative financial instruments (Note 12)	-	68,154	68,154
Non-current financial assets	49,456	68,154	117,610

Trade and other receivables (*)	427,580	-	427,580
Other financial assets	1,429	-	1,429
Cash and cash equivalents	177,868	-	177,868
Current financial assets	606,877	-	606,877

TOTAL FINANCIAL ASSETS	656,333	68,154	724,487

(*)    Excluding advance payments and non-financial assets.

As of September 30, 2016, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú. S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 256,128 thousand U.S. dollars. As a consequence, the related trade receivables were written off.

Details of other financial assets as of December 31, 2015 and September 30, 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2015	9/30/2016
	(audited)	(unaudited)

Other non-current receivables	9,867	-
Non-current guarantees and deposits	33,004	39,392
Total non-current	42,871	39,392

Other current receivables	148	326
Current guarantees and deposits	621	1,103
Total current	769	1,429

Total	43,640	40,821

“Other current receivables” comprised short-term financial investments held by the subsidiary Atento Brasil, S.A. In 2015, the subsidiary Atento Brasil S.A. redeemed the total amount of the short-term investment.

The breakdown of “Trade and other receivables” as of December 31, 2015 and September 30, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	9/30/2016
	(audited)	(unaudited)
Non-current trade receivables	5,539	10,064
Other non-financial assets (*)	-	12,913
Total non-current	5,539	22,977
Current trade receivables	373,905	401,658
Other receivables	13,191	13,458
Prepayments	4,505	7,660
Personnel	9,526	12,464
Total current	401,127	435,240
Total	406,666	458,217

(*) “Other non-financial assets” as of December 31, 2015 and September 30, 2016 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2015	9/30/2016
	(audited)	(unaudited)
Cash and cash equivalents at banks	155,063	122,421
Cash equivalents	28,957	55,447
Total	184,020	177,868

"Cash equivalents" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

12. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2015 and September 30, 2016 is as follows:

	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2015
(audited)
Debentures and bonds	-	447,641	447,641
Interest-bearing debt	-	58,669	58,669
Finance lease payables	-	2,727	2,727
Derivative financial instruments	684	-	684
CVIs	-	26,240	26,240
Trade and other payables (*)	-	193	193

Non-current financial liabilities	684	535,470	536,154
Debentures and bonds	-	22,163	22,163
Interest-bearing debt	-	16,116	16,116
Finance lease payables	-	2,010	2,010
Trade and other payables (*)	-	188,918	188,918
Current financial liabilities	-	229,207	229,207
TOTAL FINANCIAL LIABILITIES	684	764,677	765,361
(*) Excluding deferred income and non-financial liabilities.

	Fair value through profit or loss	Other financial liabilities at amortized cost	Total
September 30, 2016
(unaudited)
Debentures and bonds	-	480,891	480,891
Interest-bearing debt	-	54,139	54,139
Finance lease payables	-	2,018	2,018
Derivative financial instruments	141	-	141
CVIs	-	24,027	24,027
Non-current financial liabilities	141	561,075	561,216
Debentures and bonds	-	28,323	28,323
Interest-bearing debt	-	22,691	22,691
Finance lease payables	-	1,811	1,811
Trade and other payables (*)	-	211,575	211,575
Current financial liabilities	-	264,400	264,400
TOTAL FINANCIAL LIABILITIES	141	825,475	825,616
(*) Excluding deferred income and non-financial liabilities.

Debt with third parties as of December 31, 2015 and September 30, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	9/30/2016
	(audited)	(unaudited)
Senior Secured Notes	292,433	293,647
Brazilian bonds – Debentures	155,208	187,244
Bank borrowing	58,669	54,139
CVIs	26,240	24,027
Finance lease payables	2,727	2,018
Total non-current	535,277	561,075
Senior Secured Notes	9,280	3,750
Brazilian bonds – Debentures	12,883	24,573
Bank borrowing	16,116	22,691
Finance lease payables	2,010	1,811
Total current	40,289	52,825
TOTAL DEBT WITH THIRD PARTIES	575,566	613,900

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended September 30, 2016 in relation to the period ended December 31, 2015, not relevant, except for the payment of interest of 56,855 thousands of Brazilian reais (17,514 thousands of U.S. dollars) on June 13, 2016 the interest accrued in the period and the exchange rate impact.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300 million Brazilian reais (the “BNDES Credit Facility”), equivalent to 92.4 million U.S. dollars as of September 30, 2016.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,807	3,854	5,396	385	-	17,442
April 16, 2014	3,245	1,623	2,271	162	-	7,301
July 16, 2014	-	-	-	-	185	185
August 13, 2014	19,282	2,106	3,097	333	-	24,818
Subtotal 2014	30,334	7,583	10,764	880	185	49,746
March 26, 2015	5,656	1,414	2,007	164	-	9,241
April 17, 2015	11,312	2,828	4,014	329	-	18,483
December 21, 2015	8,895	2,217	-	-	216	11,328
Subtotal 2015	25,863	6,459	6,021	493	216	39,052
Total	56,197	14,042	16,785	1,373	401	88,798

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES credit facility. As of September 30, 2016, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22 million Brazilian reais, equivalent to 6.8 million U.S. dollars as of September 30, 2016. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of September 30, 2016 no amounts were released under this facility.

On January 28, 2013 Atento Luxco 1, entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to €50 million (equivalent to 55.8 million U.S. dollars as of September 30, 2016).

The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility).

This facility matures on July 2019. As of September 30, 2016 the Revolver Credit Facility remains undrawn.

Contingent Value Instruments (CVIs)

   The acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l). The acquisition will be paid through CVI – Contingent Value Instruments. The CVI has an aggregate nominal value of 666.8 million Argentinian Pesos.

   The CVI is the senior obligations of Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. and are subject to mandatory payment in the following scenarios: A) if any year between 2012 and 2022 the Argentinian subsidiary has excess cash equal to 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess will be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) will be paid integrally in 2022.

   The obligations of Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

   There are no additional covenants or conditions associated with the CVI. As of September 30, 2016, we were in compliance with the terms and conditions of the CVI.

   The CVI does not incur interest and is valued by discounting the total maturity value back to the issue date using the market interest rate. As of September 30, 2016, the balance was 24.0 million U.S. dollars. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA against the outstanding balance under such CVI.

   The obligations under the CVI are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and Argentinian subsidiaries.

   On November 8, 2016, Atalaya Luxco 2, S.a.r.l. and Atalaya Luxco 3, S.a.r.l. and Taetel S.A.U., entered into a termination agreement related to the CVIs. The agreement provides for the early termination of the CVIs.

Derivatives

Details of derivative financial instruments as of December 31, 2015 and September 30, 2016 are as follows:

	Thousands of U.S. dollars
	12/31/2015		9/30/2016
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	9,993	-	3,941	-
Cross-currency swaps - net investment hedges	55,408	(684)	64,213	(141)
Total	65,401	(684)	68,154	(141)

Non-current portion	65,401	(684)	68,154	(141)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of September 30, 2016, the notional amount of principal arrangements in the interest rate swaps equals to 413 million Brazilian reals which is equivalent to 127 million U.S. dollars (553 million Brazilian reals was equivalent to 208 million U.S. dollars as of December 31, 2015).

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

As of September 30, 2016 details of cross-currency swaps that are designated and qualified as net investment hedge and cash flow hedge were as follows:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	127,226	3,941	-	(2,411)	7,365	(1,530)
					3,941	-	(2,411)	7,365	(1,530)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	3,382	-	537	451	(12)
Santander	20-Jan	USD	MXN	11,111	6,804	(20)	(3,655)	(2,020)	(92)
Goldman Sachs	20-Jan	USD	EUR	48,000	8,113	-	1,288	1,082	(30)
Goldman Sachs	20-Jan	USD	MXN	40,000	24,533	(75)	(13,144)	(7,265)	(331)
Nomura International	20-Jan	USD	MXN	23,889	14,659	(46)	(7,848)	(4,337)	(198)
Nomura International	20-Jan	USD	EUR	22,000	3,676	-	593	497	(14)
Goldman Sachs	18-Jan	USD	PEN	13,800	337	-	(53)	90	(5)
BBVA	18-Jan	USD	PEN	55,200	1,355	-	(214)	358	(21)
Goldman Sachs	18-Jan	USD	COP	7,200	271	-	(94)	71	(7)
BBVA	18-Jan	USD	COP	28,800	1,083	-	(376)	285	(29)
					64,213	(141)	(22,966)	(10,788)	(739)
Total					68,154	(141)	(25,377)	(3,423)	(2,269)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

13. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities.

All changes in provisions which occurred during the nine months of 2016 are demonstrated in the table below:

	Thousands of U.S. dollars
		Allocation	Acquisition of new entities	Application	Reversals	Translation differences	9/30/2016

	12/31/2015
Non-current	(audited)						(unaudited)
Provisions for liabilities	29,532	6,184	4,337	-	(16,760)	4,723	28,016
Provisions for taxes	13,283	2,880	5,654	-	(659)	2,923	24,081
Provisions for dismantling	12,065	1,349	-	(13)	(259)	2,407	15,549
Other provisions	140	3,404	-	(61)	(41)	(8)	3,434
Provision for acquisition of non-controlling Interest	-	1,688	-	-	-	5	1,693
Total non-current	55,020	15,505	9,991	(74)	(17,719)	10,050	72,773
Current
Provisions for liabilities	6,205	985	2	(387)	(999)	(542)	5,264
Provisions for taxes	876	84	-	-	-	3	963
Provisions for dismantling	1,271	55	-	-	(874)	204	656
Other provisions	3,090	1,399	-	(482)	(273)	186	3,920
Total current	11,442	2,523	2	(869)	(2,146)	(149)	10,803

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and claims related to various tax matters, including discussions about the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 30,859 thousand U.S. dollars and 37,477 thousand U.S. dollars as of December 31, 2015 and September 30, 2016, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil in respect of social security payments and general taxes, which could be subject to varying interpretations by taxes authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

“Provision for acquisition of non-controlling Interest” correspond a reserve (obligation) accrued based on the purchase and sale agreement of RBrasil acquisition, which defines the acquisition of remaining 18.5115% of the non-controlling interest from the period of January 2019 to December 2020. The payment will be measured based on the Company's performance on the option exercise date.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of September 30, 2016, lawsuits still before the courts were as follow:

At September 30, 2016, Atento Brasil was involved in approximately 12,206 labor-related disputes (10,936 labor disputes as of December 31, 2015), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 73,797 thousand U.S. dollars (60,803 thousand U.S. dollars on December 31, 2015), of which 20,851 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (26,820 thousand U.S. dollars on December 31, 2015), 47,903 thousand U.S. dollars are classified as possible (30,166 thousand U.S. dollars on December 31, 2015), and 5,043 thousand U.S. dollars are classified as remote (3,817 thousand U.S. dollars on December 31, 2015).

In addition, as of September 30, 2016, there are labor-related disputes belonging to the company Atento Brasil 1 (formerly Casa Bahia Contact Center Ltda “CBCC”) totaling 1,439 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of September 30, 2016 Atento Brasil was party to 16 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL 88.4 million, of which BRL 2.6 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has established a reserve, as indicated in paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Atento Brasil, S.A. has 16 civil lawsuits ongoing for various reasons (23 on December 31, 2015). The total amount of these claims is approximately 4,542          thousand U.S. dollars (2,514 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at September 30, 2016 Atento Brasil, S.A. has 47 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 on December 31, 2015). The total amount of these claims is approximately 32,766 thousand U.S. dollars (24,577 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of September 30, 2016, there are tax authorities disputes belonging to the company CBCC totaling 3,922 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

The contingencies related to acquisition of new entities refer to the contingencies of RBrasil, see Note 6.

Furthermore, it is important to stand out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to alter the factor of indexation related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price Index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company’s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through August 31, 2015 is approximately 3,292 thousand U.S. dollars and in the period from August 31, 2015 through September 30, 2015 is approximately 1,662 thousand U.S. dollars. We will monitor this matter during 2016.

Lastly, there are other contingencies which are classified as possible by the Company, amounting to 5,960 thousand U.S. dollars.

At September 30, 2016 Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 8,706 thousand U.S. dollars (8,627 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

At September 30, 2016 Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,576 thousand U.S. dollars (2,483 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, materialization of the risk event is possible.

At September 30, 2016 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 5,343 thousand U.S. dollars (7,359 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, risk of material loss is possible.

14. average number of group employees

The average headcount in the Atento Group in the nine months ended September 30, 2015 and 2016, is presented as follows:

	Average headcount
	September 30,
	2015	2016
	(unaudited)
Brazil	89,374	75,918
Central America	4,537	5,662
Chile	4,563	4,669
Colombia	8,111	8,291
Spain	10,451	10,126
Morocco (*)	1,249	-
Mexico	19,952	18,760
Peru	15,736	15,645
Puerto Rico	879	835
United States	640	653
Argentina and Uruguay	7,681	7,428
Corporate	144	154
Total	163,317	148,141

(*) Operations in Morocco were divested on September 30, 2016 – see detailed figures of Morocco in Note 7 “Discontinued Operations”.

15. INCOME TAX

The breakdown of the Atento Group’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the nine months ended September 30,
Income taxes	2015 *	2016
	(unaudited)
Current tax expense	(17,797)	(16,889)
Deferred tax	(1,811)	12,979
Others	(3)	(239)
Total income tax expense	(19,611)	(4,149)

(*) Restated, excluding discontinued operations - Morocco

For the nine months ended September 30, 2016, Atento Group’s consolidate financial information presented loss before tax in the amount of 9,206 thousand U.S. dollars and a tax expense of 4,149 thousand U.S. dollars compared to a profit before tax of 64,078 thousand U.S. dollars and a tax expense of 19,611 thousand U.S. dollars for the nine months ended September 30, 2015. The effective tax rate for Atento Group’s, under a negative pre-tax basis, for the nine months ended September 30, 2016 was 45.07% (versus 30.60% for the nine months ended September 30, 2015, under a positive pre-tax basis). The tax expense for the nine months ended September 30, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level.

16. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods, as demonstrated below:

	For the nine months ended September 30,

	2015 *	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent from continuing operations (in thousands of U.S. dollars)	44,467	(13,355)
Atento’s Loss attributable to equity holders of the parent from discontinued operations (in thousands of U.S. dollars)	(723)	(3,206)
Weighted average number of ordinary shares	73,648,760	73,786,225
Basic result per shares from continuing operations	0.60	(0.18)
Basic result per shares from discontinued operations	(0.01)	(0.04)

	For the nine months ended September 30,
	2015 *	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent from continuing operations (in thousands of U.S. dollars) (1)	44,467	(13,355)
Atento’s Loss attributable to equity holders of the parent from discontinued operations (in thousands of U.S. dollars) (1)	(723)	(3,206)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	948,349	1,112,405
Adjusted weighted average number of ordinary shares	74,597,109	74,898,630
Diluted result per shares from continuing operations	0.60	(0.18)
Diluted result per shares from discontinued operations	(0.01)	(0.04)

(*) Restated, excluding discontinued operations - Morocco

 (1) Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net loss for the period.

17. RELATED PARTIES

Directors

The Members of Atento Board of Directors, as of the date on which the financial statements were prepared are Alejandro Reynal Ample, Francisco Tosta Valim Filho, Melissa Bethell, Vishal Jugdeb, David Garner, Stuart Gent, Devin O’Reilly and Thomas Iannotti.

As of September 30, 2016 the Members of Board of Directors have the right to the stock-based compensation as described in Note 10.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the nine months ended September 30, 2016 are described below:

2016
Name	Post

Alejandro Reynal Ample	Chief Executive Officer and Director
Mauricio Teles Montilha	Chief Financial Officer
Daniel Figueirido	Chief Commercial Officer
José Ignacio Cebollero Bueno	Chief People Officer
Michael Flodin	Chief Operations Officer
Mª Reyes Cerezo Rodriguez Sedano	General Counsel
Mário Câmara	Brazil Regional Director
Miguel Matey Marañón	North America Regional Director
Juan Enrique Gamé	South America Regional Director
Jose María Pérez Melber	EMEA Regional Director

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2015 and 2016:

	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Total remuneration paid to key management personnel	7,103	3,516

The breakdown of the total remuneration shown above is as follows:
	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Salaries and variable remuneration	6,114	2,784
Salaries	2,962	2,784
Variable remuneration	3,152	-
Payment in kind	989	732
Medical insurance	109	87
Life insurance premiums	8	19
Other	872	626
Total	7,103	3,516

18. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statement for the nine months ended September 30, 2015 and 2016, Consolidated Statement of Financial Position as of December 31, 2015 and September 30, 2016 and Consolidated Statements of Cash Flow for the nine months ended September 30, 2015 and 2016 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 12 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statements (thousands of U.S. dollars)

For the Nine Months Ended September 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	637,749	637,749	859,496	(62)	1,497,183
Other operating income	-	-	-	1,782	1,782	296	(64)	2,014
Own work capitalized	-	-	-	(15)	(15)	-	-	(15)
Operating expenses:
Supplies	-	-	-	(24,583)	(24,583)	(35,510)	(12)	(60,105)
Employee benefit expenses	-	-	(11)	(477,202)	(477,213)	(607,452)	60	(1,084,605)
Depreciation	-	-	-	(17,232)	(17,232)	(20,453)	-	(37,685)
Amortization	-	-	-	(20,026)	(20,026)	(20,116)	-	(40,142)
Changes in trade provisions	-	-	-	(649)	(649)	(277)	-	(926)
Other operating expenses	(1,779)	(1,145)	(102)	(69,045)	(69,147)	(110,108)	1,220	(180,959)
Impairment charges	-	-	-	-	-	-	-	-
OPERATING PROFIT/(LOSS)	(1,779)	(1,145)	(113)	30,779	30,666	65,876	1,142	94,760

Finance income	-	36,717	20,352	1,099	21,451	14,440	(59,931)	12,677
Finance costs	-	(41,020)	(753)	(43,257)	(44,010)	(37,007)	64,037	(58,000)
Change in fair value of financial instruments	-	17,798	-	17,798	17,798	-	(17,798)	17,798
Net foreign exchange gain/(loss)	689	(5,442)	-	(4,493)	(4,493)	647	5,442	(3,157)
NET FINANCE EXPENSE	689	8,053	19,599	(28,853)	(9,254)	(21,920)	(8,250)	(30,682)
PROFIT/(LOSS) BEFORE TAX	(1,090)	6,908	19,486	1,926	21,412	43,956	(7,108)	64,078
Income tax benefit/(expense)	(4)	(4)	(4)	(4,566)	(4,570)	(15,038)	5	(19,611)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(1,094)	6,904	19,482	(2,640)	16,842	28,918	(7,103)	44,467
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	(723)	(723)	-	-	(723)
PROFIT/(LOSS) FOR THE PERIOD	(1,094)	6,904	19,482	(3,363)	16,119	28,918	(7,103)	43,744

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.
** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Nine Months Ended September 30, 2016
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	622,734	622,734	692,797	(38)	1,315,493
Other operating income	-	-	-	2,593	2,593	814	(46)	3,361
Own work capitalized	-	-	-	28	28	-	-	28
Operating expenses:
Supplies	-	-	-	(21,941)	(21,941)	(25,604)	557	(46,988)
Employee benefit expenses	-	-	(11)	(477,502)	(477,513)	(508,155)	5,250	(980,418)
Depreciation	-	-	-	(16,076)	(16,076)	(18,359)	-	(34,435)
Amortization	-	-	-	(16,700)	(16,700)	(11,890)	(8,920)	(37,510)
Changes in trade provisions	-	-	-	(229)	(229)	(217)	-	(446)
Other operating expenses	(1,349)	(1,264)	(82)	(68,727)	(68,809)	(87,680)	817	(158,285)
OPERATING PROFIT/(LOSS)	(1,349)	(1,264)	(93)	24,180	24,087	41,706	(2,380)	60,800

Finance income	-	35,542	22,066	2,786	24,852	6,031	(61,997)	4,428
Finance costs	-	(43,256)	(784)	(46,096)	(46,880)	(39,339)	69,711	(59,764)
Change in fair value of financial instruments		561	-	561	561	-	(561)	561
Net foreign exchange gain/(loss)	(137)	(12,782)	-	(15,893)	(15,893)	799	12,782	(15,231)
NET FINANCE EXPENSE	(137)	(19,935)	21,282	(58,642)	(37,360)	(32,509)	19,935	(70,006)
PROFIT/(LOSS) BEFORE TAX	(1,486)	(21,199)	21,189	(34,462)	(13,273)	9,197	17,555	(9,206)
Income tax benefit/(expense)	-	-	-	(4,241)	(4,241)	(1,138)	1,230	(4,149)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(1,486)	(21,199)	21,189	(38,703)	(17,514)	8,059	18,785	(13,355)
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	(3,206)	(3,206)	-	-	(3,206)
PROFIT/(LOSS) FOR THE PERIOD	(1,486)	(21,199)	21,189	(41,909)	(20,720)	8,059	18,785	(16,561)
PROFIT/(LOSS) ATTRIBUTABLE TO:
OWNERS OF THE PARENT	(1,486)	(21,199)	21,189	(41,909)	(20,720)	7,971	18,785	(16,649)
NON-CONTROLLING INTEREST	-	-	-	-	-	88	-	88

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Financial Position (thousands of U.S. dollars)
As of December 31, 2015			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	541,981	931,806	606,142	623,422	1,229,564	427,248	(2,361,895)	768,704
Intangible assets	-	-	-	116,160	116,160	43,276	66,824	226,260
Goodwill	-	-	-	53,100	53,100	53,340	17,567	124,007
Property, plant and equipment	-	-	-	76,266	76,266	115,411	1	191,678
Investments	540,760	233,720	26,177	206,769	232,946	79,846	(1,087,272)	-
Non-current financial assets	1,221	698,086	579,965	110,797	690,762	88,951	(1,360,097)	118,923
Trade and other receivables	1,221	42	-	213	213	5,992	(1,929)	5,539
Other taxes receivable	-	-	-	-	-	5,112	-	5,112
Other non-current financial assets	-	642,636	579,965	55,176	635,141	67,854	(1,302,760)	42,871
Derivative financial instruments	-	55,408	-	55,408	55,408	9,993	(55,408)	65,401
Deferred tax assets	-	-	-	60,330	60,330	46,424	1,082	107,836
CURRENT ASSETS	5,960	33,951	1,620	364,443	366,063	264,613	(60,875)	609,712
Trade and other receivables	236	7,325	1,610	242,203	243,813	207,873	(34,324)	424,923
Trade and other receivables	229	6,565	1,603	226,892	228,495	199,407	(33,569)	401,127
Current income tax receivable	7	9	7	8,771	8,778	5,176	(4)	13,966
Other taxes receivable	-	751	-	6,540	6,540	3,290	(751)	9,830
Other current financial assets	-	3,266	-	381	381	388	(3,266)	769
Other financial assets	-	3,266	-	381	381	388	(3,266)	769
Cash and cash equivalents	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
TOTAL ASSETS	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	53,797	576,703	(96,525)	480,178	151,672	(828,311)	397,791
Share capital	46	43	96	43	139	216,709	(216,889)	48
Net investment/Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(21,231)	17,117	29,759	(125,899)	(96,140)	(130,156)	176,747	(53,663)
Translation differences	(80,361)	-	(78,776)	(7,306)	(86,082)	58,670	(101,451)	(209,224)
Cash flow hedge	-	12,178	-	12,178	12,178	6,452	(12,179)	18,629
Stock-based compensation	2,566	-	-	-	-	-	-	2,566
NON-CURRENT LIABILITIES	383	890,746	29,306	935,660	964,966	355,642	(1,547,691)	664,046
Deferred tax liabilities	-	-	-	26,705	26,705	23,105	6,252	56,062
Debt with third parties	-	292,432	-	295,272	295,272	240,005	(292,432)	535,277
Non-current payables to Group companies	-	597,630	29,306	605,109	634,415	23,807	(1,255,852)	-
Derivative financial instruments	-	684	-	684	684	-	(684)	684
Non-current provisions	-	-	-	2,146	2,146	52,874	-	55,020
Non-current non trade payables	383	-	-	5,744	5,744	14,850	(4,975)	16,002
Other non-current taxes payables	-	-	-	-	-	1,001	-	1,001
CURRENT LIABILITIES	7,103	21,214	1,753	148,730	150,483	184,547	(46,768)	316,579
Debt with third parties	-	10,671	-	13,242	13,242	29,037	(12,661)	40,289
Current payables to Group companies	-	8,939	-	-	-	-	(8,939)	-
Trade and other payables	7,103	1,604	1,753	128,609	130,362	150,947	(25,168)	264,848
Trade payables	6,798	713	57	42,097	42,154	50,853	(21,837)	78,681
Current income tax payable	7	7	7	6,586	6,593	14	(7)	6,614
Other current taxes payables	173	870	232	39,714	39,946	27,874	(869)	67,994
Other non-trade payables	125	14	1,457	40,212	41,669	72,206	(2,455)	111,559
Current provisions	-	-	-	6,879	6,879	4,563	-	11,442
TOTAL EQUITY AND LIABILITIES	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of September 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	556,857	959,991	642,812	607,119	1,249,931	486,235	(2,463,971)	789,043

Intangible assets	-	-	-	99,402	99,402	63,747	69,413	232,562
Goodwill	-	-	-	54,837	54,837	64,161	13,007	132,005
Property, plant and equipment	-	-	-	60,994	60,994	106,020	-	167,014
Investments	555,606	314,645	26,177	206,770	232,947	88,506	(1,191,704)	-
Non-current financial assets	1,251	645,346	616,635	120,647	737,282	107,574	(1,353,899)	137,554
Trade and other receivables	1,251	54	-	(684)	(684)	24,305	(1,949)	22,977
Other taxes receivable	-	-	-	-	-	7,031	-	7,031
Other non-current financial assets	-	581,079	616,635	57,118	673,753	72,297	(1,287,737)	39,392
Derivative financial instruments	-	64,213	-	64,213	64,213	3,941	(64,213)	68,154
Deferred tax assets	-	-	-	64,469	64,469	56,227	(788)	119,908

CURRENT ASSETS	4,340	29,198	1,665	364,285	365,950	342,666	(92,771)	649,383
Trade and other receivables	231	7,256	1,654	215,945	217,599	282,367	(37,367)	470,086
Trade and other receivables	220	7,119	1,643	196,007	197,650	267,484	(37,233)	435,240
Current income tax receivable	7	9	7	15,724	15,731	8,387	(5)	24,129
Other taxes receivable	4	128	4	4,214	4,218	6,496	(129)	10,717
Other current financial assets	-	3,348	-	34,503	34,503	466	(36,888)	1,429
Other financial assets	-	3,348	-	34,503	34,503	466	(36,888)	1,429
Cash and cash equivalents	4,109	18,594	11	113,837	113,848	59,833	(18,516)	177,868
TOTAL ASSETS	561,197	989,189	644,477	971,404	1,615,881	828,901	(2,556,742)	1,438,426

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
TOTAL EQUITY	553,805	43,386	611,755	(135,344)	476,411	167,275	(836,981)	403,896
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	-	-	-	-		(529)	(529)
OWNERS OF THE PARENT COMPANY	553,805	43,386	611,755	(135,344)	476,411	167,275	(836,452)	404,425

Share capital	46	43	96	43	139	216,833	(217,013)	48
Net investment/Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Reserve to acquisition of non-controlling interest	-	-	-	-	-	(1,693)	-	(1,693)
Retained earnings/(losses)	(1,486)	(21,199)	21,189	(41,909)	(20,720)	8,059	(34,966)	(70,312)
Translation differences	(88,121)	17,117	(35,154)	(141,044)	(176,198)	(57,512)	113,154	(191,560)
Cash flow hedge	-	22,966	-	23,083	23,083	1,591	(23,083)	24,557
Stock-based compensation	3,931	-	-	24	24	-	(5)	3,950

NON-CURRENT LIABILITIES	392	931,875	30,827	972,543	1,003,370	387,415	(1,636,035)	687,017
Deferred tax liabilities	-	-	-	22,836	22,836	24,334	3,511	50,681
Debt with third parties	-	293,647	-	295,666	295,666	265,410	(293,648)	561,075
Non-current payables to Group companies	-	638,087	30,827	647,308	678,135	24,407	(1,340,629)	-
Derivative financial instruments	-	141	-	141	141	-	(141)	141
Non-current provisions	-	-	-	5,624	5,624	67,148	1	72,773
Non-current non trade payables	392	-	-	968	968	4,987	(5,129)	1,218
Other non-current taxes payables	-	-	-	-	-	1,129	-	1,129

CURRENT LIABILITIES	7,000	13,928	1,895	134,205	136,100	274,211	(83,726)	347,513
Debt with third parties	-	5,329	-	9,001	9,001	48,468	(9,973)	52,825
Current payables to Group companies	-	7,957	-	-	-	33,027	(40,984)	-
Trade and other payables	7,000	642	1,895	118,088	119,983	189,029	(32,769)	283,885
Trade payables	6,813	577	62	41,435	41,497	47,080	(24,477)	71,490
Current income tax payable	7	7	7	2,453	2,460	328	(7)	2,795
Other current taxes payables	49	44	6	35,869	35,875	33,037	(44)	68,961
Other non-trade payables	131	14	1,820	38,331	40,151	108,584	(8,241)	140,639
Current provisions	-	-	-	7,116	7,116	3,687	-	10,803
TOTAL EQUITY AND LIABILITIES	561,197	989,189	644,477	971,404	1,615,881	828,901	(2,556,742)	1,438,426

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)

For the Nine Months Ended September 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,090)	6,908	19,486	1,277	20,763	43,956	(7,108)	63,429
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	38,269	38,269	40,569	-	78,838
Impairment allowances	-	-	-	648	648	277	-	925
Change in provisions	-	-	-	369	369	1,094	-	1,463
Grants released to income	-	-	-	(365)	(365)	-	-	(365)
Losses on disposal of fixed assets	-	-	-	39	39	467	-	506
Finance income	-	(36,717)	(20,352)	(1,099)	(21,451)	(14,440)	59,931	(12,677)
Finance costs	-	41,020	753	43,276	44,029	37,007	(64,037)	58,019
Net foreign exchange differences	(689)	5,442	-	4,517	4,517	(647)	(5,441)	3,182
Change in fair value of financial instruments	-	(17,798)	-	(17,798)	(17,798)	-	17,798	(17,798)
Own work capitalized	-	-	-	15	15	-	-	15
Changes in other gains	-	-	-	-	-	(397)	1,430	1,033
	(689)	(8,053)	(19,599)	67,871	48,272	63,930	9,681	113,141
Changes in working capital:
Changes in trade and other receivables	74	(48)	(240)	(80,896)	(81,136)	(53,682)	36,604	(98,188)
Changes in trade and other payables	(1,560)	(426)	317	7,754	8,071	13,347	(19,497)	(65)
Changes in other assets/(payables)	668	(3,260)	(5)	8,785	8,780	(24,876)	(4,840)	(23,528)
	(818)	(3,734)	72	(64,357)	(64,285)	(65,211)	12,267	(121,781)
Other cash flow from operating activities
Interest paid	-	(22,128)	-	(22,582)	(22,582)	(25,450)	22,128	(48,032)
Interest received	-	(376)	-	(72)	(72)	15,313	377	15,242
Income tax paid	(4)	(59)	(4)	(11,267)	(11,271)	(1,697)	59	(12,972)
Other payments	-	-	-	(3,895)	(3,895)	(8,404)	(1)	(12,300)
	(4)	(22,563)	(4)	(37,816)	(37,820)	(20,238)	22,563	(58,062)
Net cash flow provided by/(used in) operating activities	(2,601)	(27,442)	(45)	(33,025)	(33,070)	22,437	37,403	(3,273)
Investment activities
Payments for acquisition of intangible assets	-	-	-	(4,971)	(4,971)	(10,166)	-	(15,137)
Payments for acquisition of property, plant and equipment	-	-	-	(13,090)	(13,090)	(32,466)	-	(45,556)
Disposals of intangible assets	-	-	-	353	353	379	-	732
Disposals of property, plant and equipment	-	-	-	885	885	746	-	1,631
Disposals of financial instruments	-	-	-	(10)	(10)	26,876	-	26,866
Net cash flow used in investment activities	-	-	-	(16,833)	(16,833)	(14,631)	-	(31,464)

Financing activities
Proceeds from borrowing from third parties	-	-	-	-	-	29,239	-	29,239
Proceeds from borrowing from group companies	-	14,139	-	14,139	14,139	1	(28,279)	-
Repayment of borrowing from third parties	-	-	-	(159)	(159)	(1,564)	-	(1,723)
Repayment of borrowing from group companies	-	8,525	-	-	-	(4,178)	(4,347)	-
Net cash flow provided by/(used in) financing activities	-	22,664	-	13,980	13,980	23,498	(32,626)	27,516
Net increase/(decrease) in cash and cash equivalents	(2,601)	(4,778)	(45)	(35,878)	(35,923)	31,304	4,777	(7,221)
Exchange differences	(721)	-	(5)	(11,926)	(11,931)	(16,904)	(7)	(29,563)
Cash and cash equivalents at beginning of period	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440
Cash and cash equivalents at end of period	6,011	24,549	15	97,341	97,356	71,210	(24,470)	174,656

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Nine Months Ended September 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,486)	(21,199)	21,189	(34,461)	(13,272)	8,419	18,332	(9,206)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	32,776	32,776	30,249	8,920	71,945
Impairment allowances	-	-	-	229	229	217	-	446
Change in provisions	-	-	-	4,186	4,186	7,730	-	11,916
Grants released to income	-	-	-	(352)	(352)	-	-	(352)
Losses on disposal of fixed assets	-	-	-	43	43	734	-	777
Finance income	-	(35,542)	(22,065)	(2,786)	(24,851)	(6,031)	61,996	(4,428)
Finance costs	-	43,256	784	46,096	46,880	39,339	(69,711)	59,764
Net foreign exchange differences	137	12,782	-	15,739	15,739	(2,747)	(10,680)	15,231
Change in fair value of financial instruments	-	(561)	-	(561)	(561)	-	561	(561)
Own work capitalized	-	-	-	(28)	(28)	-	-	(28)
Changes in other gains	-	-	-	270	270	(1,044)	(2,074)	(2,848)
	137	19,935	(21,281)	95,612	74,331	68,447	(10,988)	151,862
Changes in working capital:
Changes in trade and other receivables	15	(566)	-	25,814	25,814	(28,698)	3,694	259
Changes in trade and other payables	(286)	(963)	98	1,003	1,101	30,833	(7,353)	23,332
Changes in other payables	(139)	(268)	(24)	(10,045)	(10,069)	(10,475)	(1,371)	(22,322)
	(410)	(1,797)	74	16,772	16,846	(8,340)	(5,030)	1,269
Other cash flow from operating activities
Interest paid	-	(22,128)	-	(23,769)	(23,769)	(27,079)	22,128	(50,848)
Interest received	-	2,010	-	2,477	2,477	(1,700)	(2,010)	777
Income tax paid	-	-	-	(18,319)	(18,319)	(1,003)	(1)	(19,323)
Other payments	-	-	-	(501)	(501)	(15,882)	1	(16,382)
	-	(20,118)	-	(40,112)	(40,112)	(45,664)	20,118	(85,776)
Net cash flow provided by/(used in) operating activities	(1,759)	(23,179)	(18)	37,811	37,793	22,862	22,432	58,149
Investment activities
Payments for acquisition of intangible assets	-	-	-	(5,686)	(5,686)	(18,706)	-	(24,392)
Payments for acquisition of property, plant and equipment	-	-	-	(14,772)	(14,772)	(17,250)	65	(31,957)
Acquisition of subsidiaries	-	-	-	-	-	(8,638)	-	(8,638)
Capital increase in subsidiaries		(2,800)	-	-	-	-	2,800	-
Disposals of intangible assets	-	-	-	542	542	-	414	956
Disposals of property, plant and equipment	-	-	-	22	22	-	83	105
Proceeds from sale of subsidiaries	-	-	-	2,029	2,029	-	-	2,029
Net cash flow provided by/(used in) investment activities	-	(2,800)	-	(17,865)	(17,865)	(44,594)	3,362	(61,897)

Financing activities
Proceeds from borrowing from group companies	-	(23,485)	19	(1,142)	(1,123)	26,017	(1,409)	-
Repayment of borrowing from third parties	-	-	-	(133)	(133)	(12,560)	-	(12,693)
Repayment of borrowing from group companies	-	44,698	-	(25,682)	(25,682)	-	(19,016)	-
Net cash flow provided by/(used in) financing activities	-	21,213	19	(26,957)	(26,938)	13,457	(20,425)	(12,693)
Net increase/(decrease) in cash and cash equivalents	(1,759)	(4,766)	1	(7,011)	(7,010)	(8,275)	5,369	(16,441)
Exchange differences	144	-	-	(1,011)	(1,011)	11,154	2	10,289
Cash and cash equivalents at beginning of period	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of period	4,109	18,594	11	113,837	113,848	59,231	(17,914)	177,868

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

19. OTHER INFORMATION

a.             Guarantees and commitments

   At September 30, 2016, the Atento Group has guarantees and commitments to third parties amounting to 338,238 thousand U.S. dollars (242,022 thousand U.S. dollars at December 31, 2015).

   The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statements for the nine months ended September 30, 2016 was 46,679 thousand U.S. dollars (57,753 thousand U.S. dollars at September 30, 2015).

   There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended September 30, 2015 and 2016.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2026. As of September 30, 2016, the payment commitment for the early cancellation of these leases is 138,524 thousand U.S. dollars (127,531 thousand U.S. dollars at December 31, 2015).

20. EVENTS AFTER THE REPORTING PERIOD

a)       Amendment to the Master Services Agreement

On November 8, 2016, Atento Luxco 1, S.A. (“Luxco”), a subsidiary of Atento S.A. (the “Company”), entered into Amendment Agreement No.2 (the “Amendment”) to the Master Services Agreement by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefonica, S.A. (“Telefonica”), dated December 11, 2012 (as amended, the “MSA”). The Amendment strengthens and extends the Company’s strategic relationship with Telefonica, its largest client.

The Amendment provides for the following: a guaranty the Company will maintain at least our current share of Telefonica’s spending in all key contracts, revised invoicing and collection processes in all key markets, a two-year extension of the MSA for Brazil and Spain until December 31, 2023 as well as a reset of volume targets for these countries; and certain other amendments.

b)       Termination of CVIs

On November 8, 2016, Atalaya Luxco 2, S.a.r.l. and Atalaya Luxco 3, S.a.r.l. and Taetel S.A.U., entered into a termination agreement related to the CVIs.  The agreement  provides for the early termination of the CVIs.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 13 to the Interim Consolidated Financial Statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: November 9, 2016.
By: /s/ Alejandro Reynal Name: Alejandro Reynal Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer